
07077375

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K


RECD S.E.C.
SEP 1 7 2007
1086

_X_ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended May 31, 2007

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-11399

CINTAS CORPORATION
(Exact name of Registrant as specified in its charter)

Incorporated under the Laws of Washington
(State or other jurisdiction of incorporation or organization)

6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737
(Address of principal executive offices)
Phone: (513) 459-1200
(Telephone number of principal executive offices)

IRS Employer ID
No. 31-1188630

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by checkmark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES _✓_ NO ___

Indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

YES ___ NO _✓_

Indicate by checkmark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

YES _✓_ NO ___

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. _✓_

Indicate by checkmark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Large Accelerated Filer _✓_ Accelerated Filer ___ Non-Accelerated Filer ___

Indicate by checkmark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No _✓_

The aggregate market value of the Common Stock held by non-affiliates as of November 30, 2006, was $6,749,778,423 based on a closing sale price of $42.20 per share. As of June 30, 2007, 172,898,842 shares of Common Stock were issued and 158,701,519 shares were outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement to be filed with the Commission for its 2007 Annual Meeting of Shareholders are incorporated by reference in Part III as specified.

Cintas Corporation
Index to Annual Report on Form 10-K

Part I

Item 1. Business

Cintas Corporation (Cintas), a Washington corporation, provides highly specialized products and services to businesses of all types throughout the United States and Canada. Cintas' products and services are designed to enhance its customers' images and brand identification as well as provide a safe and efficient work place. Cintas was founded in 1968 by Richard T. Farmer, Chairman of the Board, when he left his family's industrial laundry business in order to develop uniform programs using an exclusive new fabric. In the early 1970's, Cintas acquired the family industrial laundry business. Over the years, Cintas developed additional products and services that complemented its core uniform business and broadened the scope of products and services available to our customers.

The products and services provided by Cintas are as follows:

- Uniforms and Apparel
- Mats, Mops and Towels
- Restroom and Hygiene Service
- First Aid
- Safety
- Fire Protection
- Branded Promotional Products
- Document Shredding and Storage
- Cleanroom Resources
- Flame Resistant Clothing

These products and services are provided to approximately 800,000 businesses of all types—from small service and manufacturing companies to major corporations that employ thousands of people. This diversity in customer base results in no individual customer accounting for greater than one percent of Cintas' total revenues. As a result, the loss of one account would not have a significant financial impact on Cintas.

Cintas classifies its business into two operating segments, Rentals and Other Services, based on the similar economic and organizational characteristics of the products and services within each segment. The Rentals segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels. In addition to these rental items, we also provide restroom and hygiene products and services within this segment. The Other Services segment consists of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products.

The following table sets forth the revenues derived from each operating segment provided by Cintas:

Year Ended May 31, (in thousands)	**2007**	2006	2005
Rentals	$2,734,629	$2,568,776	$2,363,397
Other Services	972,271	834,832	703,886
	$3,706,900	$3,403,608	$3,067,283

See Note 13 entitled Segment Information in "Notes to Consolidated Financial Statements."

The primary markets served by both Cintas operating segments are local in nature and highly fragmented. Cintas competes with national, regional and local providers, and the level of competition varies at each of Cintas' locations. Product, design, price, quality, service and convenience to the customer are the competitive elements in both operating segments.

Within the Rentals segment, Cintas provides its products and services to customers via local delivery routes originating from rental processing plants and branches. Within the Other Services segment, Cintas provides its products and services via its distribution network and local delivery routes or local representatives. In total, Cintas has approximately 7,300 local delivery routes, 407 operations and 7 distribution centers.

Cintas sources finished products from many outside suppliers. In addition, Cintas operates 11 manufacturing facilities which provide for a substantial amount of its standard uniform needs. Cintas purchases fabric, used in its manufacturing process, from several suppliers. Cintas is not aware of any circumstances that would hinder its ability to continue obtaining these materials.

Cintas is subject to various environmental laws and regulations, as are other companies in the uniform rental industry. While environmental compliance is not a material component of our costs, Cintas must incur capital expenditures and associated operating costs, primarily for water treatment and waste removal, on a regular basis. Environmental spending related to water treatment and waste removal was approximately $16 million in fiscal 2007 and fiscal 2006. Capital expenditures to limit or monitor hazardous substances were approximately $2 million in fiscal 2007 and fiscal 2006. These expenditures were primarily related to the purchase of water treatment systems, which are depreciated over a useful life of 10 years. Cintas does not expect a material change in the cost of environmental compliance on a percent to revenue basis and is not aware of any material non-compliance with environmental laws.

At May 31, 2007, Cintas employed approximately 34,000 employees of which approximately 400 were represented by labor unions. Since January 2003, Cintas has been the target of a corporate unionization campaign by Unite Here and the Teamsters unions. These unions are attempting to pressure Cintas into surrendering its employees' rights to a government-supervised election and unilaterally accept union representation. This is unacceptable. Cintas' philosophy in regard to unions is straightforward: We believe that employees have the right to say yes to union representation and the freedom to say no. This campaign could be materially disruptive to our business and could materially adversely affect results of operations. We will continue to vigorously oppose this campaign and to defend our employees' rights. Cintas considers its relationships with its employees to be satisfactory.

Cintas files annual and quarterly reports and proxy materials with the Securities and Exchange Commission (SEC). The public may copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549 and may obtain further information concerning the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an Internet site that contains the same information regarding Cintas that is filed electronically with the SEC. The address of that site is: http://www.sec.gov. Cintas' Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current reports on Form 8-K and amendments to those reports are available free of charge as posted on its website, www.cintas.com, as soon as reasonably practicable after electronically filing with the SEC. Cintas is not including the other information contained on its website as part of or incorporating it by reference into this Annual Report on Form 10-K.

Item 1A. Risk Factors

The statements in this section, as well as statements described elsewhere in this Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations, and the trading price of our debt or equity securities could decline. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

In addition, this section sets forth statements which constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "predicts," "projects," "plans," "expects," "intends," "target," "forecast," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar expressions and by the context in which they are used. Such statements are based upon current expectations of Cintas and speak only as of the date made. We cannot guarantee that any forward-looking statement will be realized. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs including energy costs, lower sales volumes, loss of customers due to outsourcing trends, the performance and costs of integration of acquisitions, fluctuations in costs of materials and labor including increased medical costs, costs and possible effects of union organizing activities, failure to comply with government regulations concerning employment discrimination, employee pay and benefits and employee health and safety, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, the cost, results and ongoing assessment of internal controls for financial reporting required by the Sarbanes-Oxley Act of 2002, the initiation or outcome of litigation, higher assumed sourcing or distribution costs of products, the disruption of operations from catastrophic events, changes in federal and state tax laws and the reactions of competitors in terms of price and service. Cintas undertakes no obligation to update any forward-looking statements whether as a result of new information or to reflect events or circumstances arising after the date on which they are made. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q and 8-K reports to the SEC.

Also note that we provide the following cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. The risks and uncertainties described herein are not the only ones we may face. Additional risks and uncertainties presently not known to us or that we currently believe to be immaterial may also harm our business. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

General economic factors may adversely affect our financial performance.
General economic conditions, in North America and globally, may adversely affect our financial performance. Higher levels of unemployment, inflation, tax rates and other changes in tax laws and other economic factors could adversely affect the demand for Cintas products and services. Increases in labor costs, including healthcare

and insurance costs, labor shortages or shortages of skilled labor, higher material costs for items such as fabrics and textiles, higher fuel and other energy costs, higher interest rates, inflation, higher tax rates and other changes in tax laws and other economic factors could increase our costs of rentals and other services and selling and administrative expenses and could adversely affect our results of operations.

Increased competition could adversely affect our financial performance.

We operate in highly competitive industries and compete with national, regional and local providers. Product, design, price, quality, service and convenience to the customer are the competitive elements in these industries. If existing or future competitors seek to gain or retain market share by reducing prices, Cintas may be required to lower prices, which would hurt our results of operations. Cintas' competitors also generally compete with Cintas for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates. In addition, our customers and prospects may decide to perform certain services in-house instead of outsourcing these services to Cintas. These competitive pressures could adversely affect our sales and results of operations.

Risks associated with the suppliers from whom our products are sourced could adversely affect our results of operations.

The products we sell are sourced from a wide variety of domestic and international suppliers. Global sourcing of many of the products we sell is an important factor in our financial performance. We require all of our suppliers to comply with applicable laws, including labor and environmental laws, and otherwise be certified as meeting our required supplier standards of conduct. Our ability to find qualified suppliers who meet our standards, and to access products in a timely and efficient manner is a significant challenge, especially with respect to suppliers located and goods sourced outside the United States. Political and economic stability in the countries in which foreign suppliers are located, the financial stability of suppliers, suppliers' failure to meet our supplier standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, currency exchange rates, transport availability and cost, inflation and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, United States and Canadian foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our results of operations.

An inability to open new, cost effective operating facilities may adversely affect our expansion efforts.

We plan to expand our presence in existing markets and enter new markets. The opening of new operating facilities is necessary to gain the capacity required for this expansion. Our ability to open new operating facilities depends on our ability to identify attractive locations, negotiate leases or real estate purchase agreements on acceptable terms, identify and obtain adequate utility and water sources and comply with environmental regulations, zoning laws and other similar factors. Any inability to effectively identify and manage these items may adversely affect our expansion efforts, and, consequently, adversely affect our financial performance.

Unionization campaigns could adversely affect our results of operations.

Cintas continues to be the target of a corporate unionization campaign by several unions. These unions are attempting to pressure Cintas into surrendering our employees' rights to a government-supervised election by unilaterally accepting union representation. We continue to vigorously oppose this campaign and defend our employees' rights to a government-supervised election. This campaign could be materially disruptive to our business and could materially adversely affect our results of operations.

Within our Document Management business, we handle customers' confidential information. Our failure to protect our customers' confidential information against security breaches could damage our reputation, harm our business and adversely impact our results of operations.

Our Document Management business includes both document destruction and document storage services. These services involve the handling of our customers' confidential information and the subsequent shredding or storage of this information. Any compromise of security, accidental loss or theft of customer data in our possession could damage our reputation and expose us to risk of liability, which could harm our business and adversely impact our results of operations.

Compliance with environmental laws and regulations could result in significant costs that adversely affect our results of operations.

Our operating locations are subject to environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including clean-up costs, fines and sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under these laws and regulations. We are currently involved in a limited number of remedial investigations and actions at various locations. While, based on information currently known to us, we believe that we maintain adequate reserves with respect to these matters, our liability could exceed forecasted amounts, and the imposition of additional clean-up obligations or the discovery of additional contamination at these or other sites could result in additional costs. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Under environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While Cintas regularly engages in environmental due diligence in connection with acquisitions, we can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make us liable under these laws or expose us to third-party actions including tort suits.

We are subject to legal proceedings that may adversely affect our financial condition and results of operations.

We are party to various litigation claims and legal proceedings. Certain of these lawsuits or potential future lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial condition and results of operations. We discuss these lawsuits and other litigation to which we are party in greater detail below under the caption "Item 3. Legal Proceedings" and in Note 12 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements."

Failure to comply with the regulations of the U.S. Occupational Safety and Health Administration and other state and local agencies that oversee safety compliance could adversely affect our results of operations.

The Occupational Safety and Health Act of 1970, as amended, or "OSHA", establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various OSHA standards may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations. The failure to comply with these regulations could result in fines by government authorities, payment of damages to private litigants and affect our ability to service our customers.

Risks associated with our acquisition policy could adversely affect our results of operations.
Historically, a portion of our growth has come from acquisitions. We continue to evaluate opportunities for acquiring businesses that may supplement our internal growth. However, there can be no assurance that we will be able to locate and purchase suitable acquisitions. In addition, the success of any acquisition depends in part on our ability to integrate the acquired company. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our results of operations.

We may experience difficulties in attracting and retaining competent personnel in key positions.
We believe that a key component of our success is our corporate culture which has been imparted by management throughout our corporate organization. This factor, along with our entire operation, depends on our ability to attract and retain key employees. Competitive pressures within and outside our industry may make it more difficult and expensive for us to attract and retain key employees.

Unexpected events could disrupt our operations and adversely affect our results of operations.
Unexpected events, including fires or explosions at facilities, natural disasters such as hurricanes and tornados, war or terrorist activities, unplanned outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our business, could adversely affect our results of operations. These events could result in customer disruption, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.
Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Item 1B. Unresolved Staff Comments

Cintas has not received any written comments from the SEC Staff regarding its periodic or current reports within 180 days prior to the end of the fiscal year ended May 31, 2007.

Item 2. Properties

Cintas occupies 414 facilities located in 280 cities. Cintas leases 210 of these facilities for various terms ranging from monthly to the year 2016. Cintas expects that it will be able to renew its leases on satisfactory terms. Of the 11 manufacturing facilities listed below, Cintas controls the operations of 3 of these manufacturing facilities, but does not own or lease the real estate related to these operations. All other facilities are owned. The corporate office provides centrally located administrative functions including accounting, finance, marketing and computer system development and support. Cintas operates rental processing plants that house administrative, sales and service personnel and the necessary equipment involved in the cleaning of uniforms and bulk items, such as entrance mats and shop towels. Branch operations provide administrative, sales and service functions. Cintas operates 7 distribution centers and 11 manufacturing facilities. Cintas also operates first aid, safety and fire protection and document management facilities and direct sales offices. Cintas considers the facilities it operates to be adequate for their intended use. Cintas owns or leases approximately 14,000 vehicles.

The following chart provides additional information concerning Cintas' facilities:

Type of Facility	# of Facilities
Rental Processing Plants	175
Rental Branches	96
First Aid, Safety and Fire Protection Facilities	61
Document Management Facilities	43
Distribution Centers	7*
Manufacturing Facilities	11
Direct Sales Offices	21
Total	414

Rental processing plants, rental branches, distribution centers and manufacturing facilities are used in Cintas' Rentals segment. Rental processing plants, rental branches, first aid, safety and fire protection facilities, document management facilities, distribution centers, manufacturing facilities and direct sales offices are all used in the Other Services segment.

* Includes the corporate office, which is attached to the distribution center in Cincinnati, OH.

Item 3. Legal Proceedings

We discuss certain legal proceedings pending against us in Part II of this Annual Report on Form 10-K under the caption "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Litigation and Other Contingencies" and "Item 8. Financial Statements and Supplementary Data," in Note 12 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements." We refer you to those discussions for important information concerning those legal proceedings, including the basis for such actions and, where known, the relief sought. We provide the following additional information concerning those legal proceedings which sets forth the name of the lawsuit, the court in which the lawsuit is pending and the date on which the petition commencing the lawsuit was filed.

Wage and Hour Litigation: *Paul Veliz, et al. v. Cintas Corporation*, United States District Court, Northern District of California, Oakland Division, March 19, 2003. On August 23, 2005, an amended complaint was filed alleging additional state law wage and hour claims under the following state laws: Arkansas, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, New Mexico, Ohio, Oregon, Pennsylvania, Rhode Island, Washington, West Virginia and Wisconsin. On February 14, 2006, the court permitted plaintiffs to file a second amended complaint alleging state law claims in the 15 states listed above only with respect to the putative class members that may litigate their claims in court.

Race and Gender Litigation and Related Charges: *Robert Ramirez, et al. v. Cintas Corporation*, United States District Court, Northern District of California, San Francisco Division, January 20, 2004, alleging class action claims of race, national origin and gender discrimination in hiring, promotion and pay; On April 27, 2005, the EEOC intervened in *Ramirez*; *Mirna E. Serrano, et al. v. Cintas Corporation*, United States District Court for the Eastern District of Michigan, Southern Division, May 10, 2004, alleging class action claims of gender discrimination in hiring into service sales representative positions; On November 15, 2005, the EEOC intervened in *Serrano*; On May 11, 2006, the *Ramirez* African-American, Hispanic and female failure to hire into service sales representative positions claims and the EEOC's intervention were transferred to the *Serrano* case, the remaining claims in *Ramirez* were dismissed or compelled to arbitration; *Colleen Grindle, et al. v. Cintas Corporation*, Court of Common Pleas, Wood County, Ohio, February 20, 2007, alleging class action claims on behalf of female employees at Cintas' Perrysburg, Ohio rental location who allegedly were denied hire, promotion or transfer into service sales representative positions; *Larry Houston, et al. v. Cintas Corporation*, United States District Court for the Northern District of California, August 3, 2005; On November 22, 2005, the named plaintiffs in *Houston* were ordered to arbitration; EEOC charge filed by Clifton Cooper on March 23, 2005, with the EEOC Systemic Litigation Unit; Mr. Cooper's claims are now part of the *Houston* arbitration matter; EEOC Commissioner's charge filed on November 30, 2004, with the EEOC Systemic Litigation Unit alleging: (i) failure to hire and assign females to production job positions; and (ii) failure to hire females, African-Americans and Hispanics into the Management Trainee program.

Breach of Fiduciary Duties: *J. Lester Alexander, III v. Cintas Corp., et al.* Circuit Court, Randolph County, Alabama, October 25, 2004.

Item 4. Submission of Matters to a Vote of Security Holders

None in the fourth quarter of fiscal 2007.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Cintas' Common Stock is traded on the NASDAQ Global Select Market under the symbol "CTAS". The following table shows the high and low closing prices of shares of Cintas' Common Stock by quarter during the last two fiscal years:

Fiscal 2007		
Quarter Ended	High	Low
May 2007	$40.51	$35.95
February 2007	42.81	39.71
November 2006	43.63	37.39
August 2006	42.54	34.92

Fiscal 2006		
Quarter Ended	High	Low
May 2006	$44.30	$39.90
February 2006	45.40	39.78
November 2005	45.17	38.31
August 2005	45.49	37.51

Holders

At May 31, 2007, there were approximately 2,500 shareholders of record of Cintas' Common Stock. Cintas believes that this represents approximately 65,000 beneficial owners.

Dividends

Dividends on the outstanding Common Stock have been paid annually and amounted to $0.39 per share, $0.35 per share and $0.32 per share in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Stock Performance Graph

The following graph summarizes the cumulative return on $100 invested in Cintas' Common Stock, the S&P 500 Stock Index and the common stocks of a selected peer group of companies. Prior to fiscal 2007, Cintas compared its common stock returns to the three largest publicly traded companies engaged primarily in the uniform related industry determined by net assets at year end (Old Peer Group). The companies included in the Old Peer Group were Aramark Corporation, G & K Services, Inc. and UniFirst Corporation. On or about January 26, 2007, Aramark Corporation ceased being listed on a public stock exchange. As a result, Cintas made the change to a new peer group (New Peer Group). Because our products and services are diverse, Cintas does not believe that any single published industry index is appropriate for comparing shareholder return. Therefore, the New Peer Group used in the performance graph combines four publicly traded companies in the business services industry that have similar characteristics as Cintas, such as route based delivery of products and services. The companies included in the New Peer Group are G & K Services, Inc., UniFirst Corporation, ABM Industries and Ecolab, Inc.

Total shareholder return was based on the increase in the price of the stock and assumed reinvestment of all dividends. Further, total return was weighted according to market capitalization of each company. The companies in the New Peer Group are not the same as those considered by the Compensation Committee of the Board of Directors.

Total Shareholder Returns
Comparison of Five-Year Cumulative Total Return


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Cintas Corp
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Recent Sales of Unregistered Securities; Uses of Proceeds from Registered Securities

None in the fourth quarter of fiscal 2007.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

On May 2, 2005, Cintas announced that the Board of Directors authorized a $500 million share buyback program at market prices. In July 2006, Cintas announced that the Board of Directors approved the expansion of its share buyback program by an additional $500 million. The Board of Directors did not specify an expiration date for the share buyback program.

During fiscal 2007, Cintas purchased 4.8 million shares of Cintas stock at an average price of $41.38 per share, for a total purchase price of approximately $199 million.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of the publicly announced plan	Maximum approximate dollar value of shares that may yet be purchased under the plan
March 2007	—	$—	14,197,323	$419,438,500
April 2007	—	$—	14,197,323	$419,438,500
May 2007	—	$—	14,197,323	$419,438,500
Total	—	$—	14,197,323	$419,438,500

In fiscal 2007, Cintas also acquired 95,616 shares as payment received from employees upon the exercise of options under the stock option plan.

From the inception of the share buyback program through July 27, 2007, Cintas has purchased a total of approximately 14.2 million shares of Cintas stock at an average price of $40.89 per share for a total purchase price of approximately $580.6 million. The maximum approximate dollar value of shares that may yet be purchased under the plan as of July 27, 2007, is $419.4 million.

Item 6. Selected Financial Data

Eleven Year Financial Summary

(In thousands except per share and percentage data)

Years Ended May 31,	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**	10-Year Compd Growth
Revenue	$1,261,899	1,476,945	1,751,568	1,901,991	2,160,700	2,271,052	2,686,585	2,814,059	3,067,283	3,403,608	3,706,900	11.4%[3]
Net Income	$ 117,207	130,797	136,796	190,386	218,665	229,466	243,191	265,078	292,547	323,382	334,538	11.1%
Pro Forma Net Income [1]	$ 111,413	125,847	136,796	190,386	218,665	229,466	243,191	265,078	292,547	323,382	334,538	11.6%
Basic EPS	$ 0.75	0.81	0.83	1.14	1.30	1.35	1.43	1.55	1.70	1.93	2.09	10.8%
Diluted EPS	$ 0.74	0.80	0.81	1.12	1.27	1.33	1.41	1.54	1.69	1.92	2.09	10.9%
Pro Forma Basic EPS [1]	$ 0.71	0.78	0.83	1.14	1.30	1.35	1.43	1.55	1.70	1.93	2.09	11.4%
Pro Forma Diluted EPS [1]	$ 0.70	0.77	0.81	1.12	1.27	1.33	1.41	1.54	1.69	1.92	2.09	11.6%
Dividends Per Share	$ 0.10	0.12	0.15	0.19	0.22	0.25	0.27	0.29	0.32	0.35	0.39	14.6%
Total Assets	$1,101,182	1,305,400	1,407,818	1,581,342	1,752,224	2,519,234	2,582,946	2,810,297	3,059,744	3,425,237	3,570,480	12.5%
Shareholders' Equity	$ 650,604	756,799	871,433	1,042,896	1,231,346	1,423,814	1,646,418	1,888,093	2,104,574	2,090,192	2,167,738	12.8%
Return on Average Equity [2]	18.5%	17.9%	16.8%	19.9%	19.2%	17.3%	15.8%	15.0%	14.7%	15.4%	15.7%	
Long-Term Debt	$ 227,799	307,633	283,581	254,378	220,940	703,250	534,763	473,685	465,291	794,454	877,074	

Note: Results prior to June 1, 2006, have been restated to reflect the adoption of FAS 123(R) using the modified-retrospective method.
Results prior to March 24, 1999, have been restated to include Unitog Company, acquired in a pooling of interests transaction.
Results prior to April 8, 1998, have been restated to include Uniforms To You Companies, acquired in a pooling of interests transaction.

[1] Results for 1998 and 1997 were adjusted on a pro forma basis to reflect the true tax impact of Uniforms To You as if it had been reported as a C Corporation prior to the merger with Cintas.

[2] Return on average equity using pro forma net income. Return on average equity is computed as net income divided by the average of shareholders' equity. We believe that this calculation gives management and shareholders a good indication of Cintas' historical performance.

[3] Represents the 10-year compound annual growth rate based on revenue as restated for pooling of interests transactions noted above.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy

Cintas provides highly specialized products and services to businesses of all types throughout the United States and Canada. We refer to ourselves as "The Service Professionals." We bring value to our customers by helping them provide a cleaner, safer, more pleasant atmosphere for their customers and employees. Our products and services are designed to improve our customers' image. We also help our customers protect their employees and their company by enhancing workplace safety and helping to ensure legal compliance in key areas of their business.

We are North America's leading provider of corporate identity uniforms through rental and sales programs, as well as a significant provider of related business services, including entrance mats, restroom products and services, first aid, safety and fire protection products and services, document management services and branded promotional products.

Our business strategy is to achieve revenue growth for all of our products and services by increasing our penetration at existing customers and by broadening our customer base to include business segments to which Cintas has not historically served. We will also continue to identify additional product and service opportunities for our current and future customers. Our long-term goal is to provide a product or service to every business in North America.

To pursue the strategy of increasing penetration, we have a highly talented and diverse team of service professionals visiting our customers on a regular basis. This frequent contact with our customers enables us to develop close personal relationships. The combination of our distribution system and these strong customer relationships provides a platform from which we launch additional products and services.

We pursue the strategy of broadening our customer base in a few ways. Cintas has a national sales organization introducing all of our products and services to prospects in all business segments. Our ever expanding range of products and services allows our sales organization to consider any type of business a prospect. We also broaden our customer base through geographic expansion, especially in our emerging businesses of first aid and safety, fire protection and document management. Finally, we will continue to evaluate strategic acquisitions as opportunities arise.

Continuous cost containment and product and process innovation are considered hallmarks of our organization. In order to sustain these efforts, we employ a Six Sigma effort within Cintas. Six Sigma is an analytical process that assists companies in improving quality and customer satisfaction while reducing cycle time and operating costs. We are pleased with our progress in this endeavor and are optimistic about the improved efficiencies that this process will continue to yield to Cintas.

Results of Operations

Fiscal 2007 marked the 38th consecutive year of uninterrupted growth in sales and profits for Cintas. In addition to achieving this milestone, Cintas increased its diluted earnings per share by 8.9% and its dividends paid to shareholders by 11.4%. During fiscal 2007, we reorganzied our sales efforts to become more efficient and productive. This reorganization effort has taken longer and been more costly in fiscal 2007 than anticipated. However, Cintas continues to believe that this reorganization will benefit revenue growth results in the long-term.

Cintas classifies its businesses into two operating segments, Rentals and Other Services, based on the similar economic and organizational characteristics of the products and services within each segment. The Rentals segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels. In addition to these rental items, we also provide our restroom and hygiene products and services within this segment. The Other Services segment consists of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products. Both segments provide these products and services throughout the United States and Canada to businesses of all types—from small service and manufacturing companies to major corporations that employ thousands of people.

The following table sets forth certain consolidated statements of income data as a percentage of revenue by segment and in total for the periods indicated:

	2007	2006	2005
		(Restated)*	(Restated)*
Revenue:			
Rentals	73.8%	75.5%	77.1%
Other services	26.2%	24.5%	22.9%
Total revenue	100.0%	100.0%	100.0%
Cost of sales:			
Rentals	55.4%	54.8%	54.8%
Other services	62.8%	64.9%	66.3%
Total cost of sales	57.3%	57.3%	57.5%
Gross margin:			
Rentals	44.6%	45.2%	45.2%
Other services	37.2%	35.1%	33.7%
Total gross margin	42.7%	42.7%	42.5%
Selling and administrative expenses	27.1%	26.8%	26.6%
Interest income	−0.2%	−0.2%	−0.2%
Interest expense	1.4%	0.9%	0.8%
Income before income taxes	14.4%	15.2%	15.3%

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies in "Notes to Consolidated Financial Statements."

As evidenced above, our revenue growth continues to be higher in the Other Services segment versus the Rentals segment, resulting in a moderate shift in the percentage of revenue between our segments. This shift was mainly driven by the acquisitions of first aid, safety and fire protection businesses and document management businesses. Information related to acquisitions is discussed in Note 8 entitled Acquisitions of "Notes to Consolidated Financial Statements."

Fiscal 2007 Compared to Fiscal 2006

Fiscal 2007 total revenue was $3.7 billion, an increase of 8.9% over fiscal 2006. Internal growth was 5.3% in fiscal 2007, compared to 7.8% in fiscal 2006. This decline in internal growth is due to economic pressure experienced throughout the year from the continued off-shoring of manufacturing jobs as well as the ripple effect felt at other customers that serve these manufacturing businesses. In addition, the reorganization of our sales force has taken longer in the current year than we anticipated. Our internal growth continues to be generated mainly through the sale of uniform rental programs to new customers and the increased penetration of ancillary products to our existing customer base. The remaining growth in total revenue was generated predominantly through acquisitions of rental, first aid, safety and fire protection service businesses and document management businesses. Information related to acquisitions is discussed in Note 8 entitled Acquisitions of "Notes to Consolidated Financial Statements."

Rentals segment revenues consist predominantly of revenues derived from the rental of corporate identity uniforms and other garments, and the rental and/or sale of mats, mops, shop towels, restroom supplies and other rental services. Revenue from the Rentals segment increased 6.5% over fiscal 2006. Internal growth for the Rentals segment was 4.2% in fiscal 2007. The increase in the Rentals segment revenue was primarily due to growth in the customer base as well as the continued penetration of ancillary products into our existing customer base. New business remained the main driver of our internal growth as we continued to sell rental programs to new customers. We also continued to expand our rental market, with over half of our new business being comprised of customers who were first time users of uniform rental programs. The remaining growth of 2.3% in fiscal 2007 resulted from the acquisition of rental volume.

Other Services segment revenues are predominantly derived from the design, manufacture and direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products. The Other Services segment revenue increased 16.5% over fiscal 2006. Internal growth in the Other Services segment was 8.6% in fiscal 2007. This internal growth was mainly due to an increase in the customer base and through further penetration of first aid, safety and fire protection products and services and document management services into our existing customer base. The remaining revenue growth of 7.9% was generated through the acquisitions of first aid, safety and fire protection businesses and document management businesses.

Cost of rentals increased 7.7% over fiscal 2006. Cost of rentals consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, shop towels and other rental items. The cost increase over fiscal 2006 was primarily driven by the growth in Rentals segment revenues. In addition, delivery labor increased $34.1 million due to increased Rentals segment revenue and the introduction of our restroom cleaning service. As a result, cost of rentals as a percent of Rentals segment revenues increased to 55.4% in fiscal 2007 compared to 54.8% in fiscal 2006.

Cost of other services increased 12.6% over fiscal 2006. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses. The increase over fiscal 2006 was due to the growth in Other Services revenue, derived through a combination of internal growth and acquisitions. Gross margin within this segment may fluctuate depending on the type of product or service sold, as more cost efficient sourcing is employed and as products which require additional services or specialization generate higher gross margins. For example, tailored garments that incorporate high levels of design and customization tend to generate higher gross margins than work wear and standard catalog items. The gross margin for fiscal 2007 is 37.2%. The gross margin for the Other Services segment has historically been in the 30% to 35% range. However, a combination of economies of scale at growing operations, Six Sigma, sourcing improvements and other cost containment initiatives have allowed us to exceed this historical range.

Due to the success of these initiatives and our continued efforts, we believe the future gross margins will be in the 35% to 40% range.

Selling and administrative expenses increased 10.1% over fiscal 2006. Selling and administrative expenses increased mainly due to higher selling expenses. In fiscal 2007, we reorganized our sales efforts to become more efficient and productive in the long-term. This reorganization, as well as increased marketing plans and sales promotions, combined to increase our selling costs by $32.6 million over the prior fiscal year. The cost of providing medical and retirement benefits to our employees increased $21.8 million, representing a 15.7% increase over the prior year. In addition, administrative expenses increased by $7.1 million due to the amortization of intangibles generated by new acquisitions and $6.2 million as a result of an increase in professional services relating to legal and the outsourcing of certain human resource functions. We also terminated a cash settled forward starting interest rate swap (forward starting swap) resulting in a $6.2 million reduction of administrative expenses. This forward starting swap is explained in more detail in the Liquidity and Capital Resources section below.

Net interest expense (interest expense less interest income) increased $18.8 million from the prior fiscal year. This increase was primarily a result of increased interest expense from higher debt outstanding as a result of our share buybacks.

Income before income tax was $533.6 million, a 3.0% increase over fiscal 2006. Income before income tax from the Rentals segment decreased 0.1% over the prior year due to higher selling expenses associated with the reorganization of the sales force and higher delivery labor primarily as a result of our restroom cleaning service. Income before income tax for the Other Services segment increased 45.7% from the prior year mainly due to increased revenue and cost containment initiatives.

Cintas' effective tax rate was 37.3% for fiscal 2007, as compared to 37.6% for fiscal 2006 (see also Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements").

Net income for fiscal 2007 of $334.5 million was a 3.4% increase over fiscal 2006, and diluted earnings per share of $2.09 was an 8.9% increase over fiscal 2006. The increase in diluted earnings per share was greater than the increase in net income due to the impact of the share buyback program, which is discussed in more detail in the Liquidity and Capital Resources section below. Return on average equity was 15.7% in fiscal 2007 and 15.4% in fiscal 2006. Return on average equity is computed as net income divided by the average of shareholders' equity. We believe that this calculation gives management and shareholders a good indication of Cintas' historical performance.

Fiscal 2006 Compared to Fiscal 2005

Certain amounts below have been restated for the effects of the adoption of Financial Accounting Standards Board (FASB) Statement No. 123(R), *Shared-Based Payment*, using the modified-retrospective method. See the Stock-based compensation section below within Critical Accounting Policies for further information.

Fiscal 2006 total revenue was $3.4 billion, an increase of 11.0% over fiscal 2005. Internal growth improved in fiscal 2006 to 7.8%, up from 6.3% in fiscal 2005. Our internal growth continues to be generated mainly through the continued sale of uniform rental programs to new customers and the increased penetration of ancillary products to our existing customer base. The remaining growth in total revenue was generated predominantly through acquisitions of rental, first aid, safety and fire protection service businesses and document management businesses. Information related to acquisitions is discussed in Note 8 entitled Acquisitions of "Notes to Consolidated Financial Statements."

Rentals segment revenues consist predominantly of revenues derived from the rental of corporate identity uniforms and other garments, and the rental and/or sale of mats, mops, shop towels, restroom supplies and other rental services. Revenue from the Rentals segment increased 8.7% over fiscal 2005. The increase in Rentals segment revenue was primarily due to growth in the customer base as well as the continued penetration of ancillary products into our existing customer base. New business remained healthy as we experienced continued success in selling rental programs to new customers. We also continued to expand our rental market, with over half of our new business being comprised of customers who were first time users of uniform rental programs. Internal revenue growth for the Rentals segment was 7.3% in fiscal 2006 compared to 6.8% in fiscal 2005. We estimate that the effects of hurricanes Katrina, Rita and Wilma negatively impacted our Rentals segment internal growth rate by approximately 0.3%. The 1.4% of remaining growth in fiscal 2006 resulted from the acquisition of rental volume.

Other Services segment revenues are predominantly derived from the design, manufacture and direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products. Other Services segment revenue increased 18.6% over fiscal 2005, primarily due to acquisitions of first aid, safety and fire protection businesses and document management businesses.

Internal revenue in the Other Services segment increased 9.6% over fiscal 2005. This increase was mainly driven by the growth of the sale of first aid, safety and fire protection products and services and document management services. We estimate that the effects of hurricanes Katrina, Rita and Wilma negatively impacted our Other Services segment internal growth rate by approximately 0.4%. Growth in the Other Services segment continues to be through an increase in the customer base and through further penetration of additional products and services into our existing customer base.

Cost of rentals increased 8.6% over fiscal 2005. Cost of rentals consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, shop towels and other rental items. The cost increase over fiscal 2005 was primarily driven by the growth in Rentals segment revenues. However, rising energy costs also contributed to this increase. Rentals segment energy costs increased 31.7% in fiscal 2006, from $77.6 million in fiscal 2005 to $102.2 million in fiscal 2006. Various cost containment initiatives implemented throughout the year helped offset the significant increase in energy costs. As a result, cost of rentals as a percent of Rentals segment revenues remained at 54.8% in both fiscal 2006 and fiscal 2005.

Increases in energy costs will continue to impact our results of operations negatively in coming quarters, except to the extent we are able to offset such costs with price increases and increased operating efficiencies. Our New Orleans rental operation and Gulf Coast direct sale business continue to be impacted negatively by hurricanes Katrina, Rita and Wilma. While physical damage to our facilities was minimal, many of our customers in the region have yet to reopen or to return to pre-hurricane staffing levels. This lower business volume will continue to have an impact on our results. We are actively pursuing recoupment of our losses related to these hurricanes with our insurance carrier. We do not yet have a clear indication of when a recoupment agreement will be resolved, nor can we be sure of the amount we will receive.

Cost of other services increased 16.2% over fiscal 2005. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses. The increase over fiscal 2005 was due to the growth in Other Services segment revenue, derived through a combination of internal growth and acquisitions. Gross margin within this segment may fluctuate depending on the type of product or service sold, as more cost efficient sourcing is employed and as products which require additional services or specialization generate higher gross margins. For example, tailored garments that incorporate high levels of design and customization tend to generate higher gross margins than work wear and standard catalog items. The gross margin for fiscal 2006 is 35.1%. The gross margin for the Other Services segment has historically been in the 30% to 35% range. However, Six Sigma and other cost containment initiatives have allowed us to exceed this historical range. Due to the success of these initiatives and our continued efforts, we believe the future gross margins will be in the 32% to 37% range.

Selling and administrative expenses increased 11.4% over fiscal 2005. Selling and administrative expenses increased mainly due to higher selling expenses. In order to accelerate revenue growth, we have increased our sales force, marketing plans and sales promotions. These measures combined to increase our selling costs by $24.0 million over the prior fiscal year. The cost of providing medical and retirement benefits to our employees increased $17.0 million, representing a 13.9% increase over the prior year. In addition, administrative expenses increased by $4.7 million as a result of an increase in the bad debt reserve and by $11.8 million as a result of an increase in professional services relating to legal and the outsourcing of certain human resource functions. Administrative expenses also increased by $5.2 million due to the amortization of intangibles generated by new acquisitions.

Net interest expense (interest expense less interest income) increased $7.5 million from the prior fiscal year. This increase in net interest expense is due to increased interest rates on our outstanding debt and the increased level of borrowing used to fund acquisitions and the share buyback program.

Income before income tax was $518.0 million, a 10.4% increase over fiscal 2005. Income before income tax from the Rentals segment increased 9.5% over the prior year due to higher rental revenue and various cost containment initiatives, which offset the increases in selling expenses, medical and energy costs. Income before income tax for the Other Services segment increased 27.0% from the prior year mainly due to increased revenue and cost containment initiatives.

Cintas' effective tax rate was 37.6% for both fiscal 2006 and fiscal 2005 (see also Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements").

Net income for fiscal 2006 of $323.4 million was a 10.5% increase over fiscal 2005, and diluted earnings per share of $1.92 was a 13.6% increase over fiscal 2005. The increase in diluted earnings per share was greater than the increase in net income due to the impact of the share buyback program, which is discussed in more detail in the Liquidity and Capital Resources section below. Return on average equity was 15.4% in fiscal 2006 and 14.7% in fiscal 2005. Return on average equity is computed as net income divided by the average of shareholders' equity. We believe that this calculation gives management and shareholders a good indication of Cintas' historical performance.

Liquidity and Capital Resources

At May 31, 2007, Cintas had $155.4 million in cash, cash equivalents and marketable securities, representing a decrease of $86.0 million from May 31, 2006, or 35.6%. This decrease is primarily due to acquisitions and the share buyback program. Cash generated from operations was $449.4 million in fiscal 2007 as compared to $461.0 million generated in fiscal 2006. This $11.6 million decrease was primarily due to increased inventory levels and increased taxes paid, offset by increased net income and lower rental items in service. Significant uses of cash in fiscal 2007 were capital expenditures of $180.8 million, acquisitions of $160.7 million (net of cash acquired), repurchases of common stock of $198.9 million and dividends of $62.0 million. Cash, cash equivalents and marketable securities will be used to finance future acquisitions, capital expenditures, expansion and share buybacks.

Marketable securities consist primarily of municipal bonds and federal government securities. Cintas' investment policy pertaining to marketable securities is conservative. The criteria used in making investment decisions is the preservation of principal, while earning an attractive yield.

Accounts receivable increased $19.0 million, primarily due to increased revenues. The average collection period in fiscal 2007 remained comparable with fiscal 2006.

Inventories increased $33.7 million, or 17.0%. Inventory levels at May 31, 2006, were relatively low due to strong uniform sales in the fourth quarter of fiscal 2006. The increase in inventory from May 31, 2006 to May 31, 2007, reflects a replenishment of inventory to more normalized levels.

Working capital decreased $14.0 million to $753.7 million in fiscal 2007. This decrease is primarily due to a decrease in marketable securities for the execution of the share buyback program.

Net property and equipment increased by $56.5 million due to continued investment in rental facilities and equipment and real estate purchased in conjunction with the acquisitions of rental, first aid, safety and fire protection and document management businesses. Capital expenditures for fiscal 2007 totaled $180.8 million, including $132.8 million for the Rentals segment and $48.0 million for the Other Services segment, exceeding depreciation expense by approximately $45.6 million. Cintas continues to reinvest in land, buildings and equipment in an effort to expand capacity for future growth. During fiscal 2007, Cintas completed construction of two new uniform rental facilities and has an additional five uniform rental facilities in various stages of construction to accommodate growth in rental operations. Cintas anticipates that capital expenditures for fiscal 2008 will be between $170.0 and $190.0 million.

Long-term debt totaled $877.1 million at May 31, 2007. This amount includes $225.0 million in long-term debt due on June 1, 2007, that was refinanced effective June 1, 2007, under Cintas' existing commercial paper program. Long-term debt also includes $225.0 million of 10-year senior notes at a rate of 6.0% which was borrowed in order to finance the Omni acquisition in fiscal 2002 and $250.0 million of 30-year senior notes issued in August 2006 at a rate of 6.15%. Proceeds from the 30-year senior notes issuance were used to extinguish outstanding commercial paper at the time of that debt issuance. Cintas has earned credit ratings on these notes of "A" from Standard & Poor's and "A2" from Moody's. In addition, long-term debt also includes $168.0 million in commercial paper. Cintas utilizes a $600.0 million commercial paper program, on which it has earned credit ratings of "A-1" from Standard & Poor's and "Prime-1" from Moody's. We believe these ratings are reflective of our commitment to conservative financial policies, strong financial management and a disciplined integration strategy for acquisitions. The commercial paper program is fully supported by a long-term credit facility that matures in fiscal 2011.

During the third quarter of fiscal 2006, Cintas entered into a forward starting swap to protect forecasted interest payments from interest rate movement in anticipation of a $200.0 million, 30-year debt issuance in early fiscal 2008. During the fourth quarter of fiscal 2007, Cintas changed its intent on issuing this 30-year debt. This decision was based on current market conditions and the interest rate environment as well as the additional payment flexibility provided to Cintas under its commercial paper program. As a result of this decision, Cintas terminated the forward starting swap and recorded the resulting $6.2 million gain in fiscal 2007 as a reduction of administrative expenses.

Cintas' total debt to capitalization ratio has increased from 27.6% at May 31, 2006, to 28.9% at May 31, 2007. Total debt increased $82.4 million in fiscal 2007 through the net activity of debt issuance noted above (see Note 5 entitled Long-Term Debt and Note 8 entitled Acquisitions of "Notes to Consolidated Financial Statements"). This additional indebtedness was used to execute the share buyback program. During fiscal 2007, Cintas bought back $198.9 million of Cintas stock.

During the year, Cintas paid dividends of $62.0 million, or $0.39 per share. On a per share basis, this dividend is an increase of 11.4% over the dividend paid in fiscal 2006. This marks the 24th consecutive year that Cintas has increased its annual dividend since going public in 1983.

On May 2, 2005, Cintas announced that the Board of Directors authorized a $500.0 million share buyback program at market prices. In July 2006, Cintas announced that the Board of Directors approved the expansion of its share buyback program by an additional $500.0 million. During fiscal 2007, Cintas purchased 4.8 million shares of Cintas stock at an average price of $41.38 per share, for a total purchase price of approximately $198.9 million. From the inception of the share buyback program through July 27, 2007, Cintas has purchased 14.2 million shares of Cintas stock at an average price of $40.89 per share for a total purchase price of approximately $580.6 million. The Board of Directors did not specify an expiration date for this program.

Following is information regarding Cintas' long-term contractual obligations and other commitments outstanding as of May 31, 2007:

Long-Term Contractual Obligations

(In thousands)	Payments Due by Period				
	Total	One year or less	Two to three years	Four to five years	After five years
Long-term debt [1]	$ 879,454	$ 3,521	$ 1,379	$394,251	$480,303
Capital lease obligations [2]	1,761	620	661	240	240
Operating leases [3]	76,198	22,352	30,631	15,431	7,784
Interest payments [4]	589,738	48,471	80,056	87,563	373,648
Interest swap agreements [5]	—	—	—	—	—
Unconditional purchase obligations	—	—	—	—	—
Total contractual cash obligations	$1,547,151	$74,964	$112,727	$497,485	$861,975

Cintas also makes payments to defined contribution plans. The amounts of contributions made to the plans are made at the discretion of Cintas. Future contributions are expected to increase 10% annually. Assuming this 10% increase, payments due in one year or less would be $31,986, two to three years would be $73,887 and four to five years would be $89,404. Payments for years thereafter are expected to continue increasing by 10% each year.

[1] Long-term debt primarily consists of $700,000 in long-term notes and $168,000 in commercial paper. Reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements" for a detailed discussion of long-term debt.

[2] Capital lease obligations are included in long-term debt detailed in Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements."

[3] Operating leases consist primarily of building leases and a synthetic lease on a corporate jet.

[4] Interest payments include interest on both fixed and variable rate debt. Rates have been assumed to increase 25 basis points for fiscal 2008, an additional 25 basis points in fiscal 2009 and then remain constant in future years.

[5] Reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements" for a detailed discussion of interest swap agreements.

Other Commitments

(In thousands)	Amount of Commitment Expiration per Period				
	Total	One year or less	Two to three years	Four to five years	After five years
Lines of credit [1]	$600,000	$ —	$—	$600,000	$—
Standby letters of credit [2]	75,453	75,453	—	—	—
Guarantees	—	—	—	—	—
Standby repurchase obligations	—	—	—	—	—
Other commercial commitments	—	—	—	—	—
Total commercial commitments	$675,453	$75,453	$—	$600,000	$—

[1] Back-up facility for the commercial paper program (reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements" for further discussion).

[2] Support certain outstanding debt (reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements"), self-insured workers' compensation and general liability insurance programs.

Cintas has no off-balance sheet arrangements other than the synthetic lease on a corporate jet. The synthetic lease on the aircraft does not currently have, and is not reasonably likely to have, a current or future material effect on Cintas' financial condition, changes in Cintas' financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation and Changing Prices

Changes in wages, benefits and energy costs have the potential to materially impact Cintas' financial results. Medical benefits and energy costs, in particular, continue to rise. Medical benefit costs have increased due to a combination of rising healthcare costs and an increase in the number of covered participants. Medical benefits were 3.4% of total revenues in fiscal 2007 and 3.2% of total revenues in fiscal 2006. Energy costs were 3.3% of total revenues in fiscal 2007 and 3.4% of total revenues in fiscal 2006.

Management believes inflation has not had a material impact on Cintas' financial condition or a negative impact on operations.

Litigation and Other Contingencies

Cintas is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions, will not have a material adverse effect on the financial position or results of operations of Cintas. Cintas is party to additional litigation not considered in the ordinary course of business, including the litigation discussed below.

Cintas is a defendant in a purported class action lawsuit, *Paul Veliz, et al. v. Cintas Corporation*, filed on March 19, 2003, in the United States District Court, Northern District of California, Oakland Division, alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. On August 23, 2005, an amended complaint was filed alleging additional state law wage and hour claims under the following state laws: Arkansas, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, New Mexico, Ohio, Oregon, Pennsylvania, Rhode Island, Washington, West Virginia and Wisconsin. The plaintiffs are seeking unspecified monetary damages, injunctive relief or both. Cintas denies these claims and is defending the plaintiffs' allegations. On February 14, 2006, the court ordered a majority of the opt-in plaintiffs to arbitrate their claims in accordance with the terms of their Cintas employment agreement. On February 14, 2006, the court also permitted plaintiffs to file a second amended complaint alleging state law claims in the 15 states listed above only with respect to the putative class members that may litigate their claims in court. No determination has been made by the court or an arbitrator regarding class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. If a court or arbitrator certifies a class in this action and there is an adverse verdict on the merits, or in the event of a negotiated settlement of the action, the resulting liability and/or any increased costs of operations on an ongoing basis could be material to Cintas. Any estimated liability relating to this lawsuit is not determinable at this time.

Cintas also is a defendant in a purported class action lawsuit, *Mirna E. Serrano, et al. v. Cintas Corporation* (*Serrano*), filed on May 10, 2004, and pending in the United States District Court, Eastern District of Michigan, Southern Division. *Serrano* alleges that Cintas discriminated against women in hiring into various service sales representative positions across all divisions of Cintas throughout the United States. On November 15, 2005, the Equal Employment Opportunity Commission (EEOC) intervened in the *Serrano* lawsuit. The *Serrano* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. Cintas is a defendant in another purported class action lawsuit, *Nelly Blanca Avalos, et al. v. Cintas Corporation* (*Avalos*), currently pending in the United States District Court, Eastern District of Michigan, Southern Division. *Avalos* alleges that Cintas discriminated against women, African-Americans and Hispanics in hiring into various service sales representative positions in Cintas' Rental division only throughout the United States. On April 27, 2005, the EEOC intervened in the claims asserted in *Avalos*. The *Avalos* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. The claims in *Avalos* originally were brought in the previously disclosed lawsuit captioned *Robert Ramirez, et al. v. Cintas Corporation* (*Ramirez*), filed on January 20, 2004, in the United States District Court, Northern District of California, San Francisco Division. On May 11, 2006, however, those claims were severed from *Ramirez* and transferred to the Eastern District of Michigan, Southern Division, where the case was re-named *Avalos*. On July 10, 2006, *Avalos* and *Serrano* were consolidated for all pretrial purposes, including proceedings on class certification. The consolidated case is known as *Mirna E. Serrano/Blanca Nelly Avalos, et al. v. Cintas Corporation* (*Serrano/Avalos*), and remains pending in the United States District Court, Eastern District of Michigan, Southern Division. No filings or determinations have been made in *Serrano/Avalos* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. The non-service sales representative hiring claims in the previously disclosed *Ramirez* case that have not been dismissed remain pending in the Northern District of California, San Francisco Division, but were ordered to arbitration and stayed pending the completion of arbitration. The *Ramirez* purported class action claims currently in arbitration include allegations that Cintas failed to promote Hispanics into supervisory positions, discriminated against African-Americans and Hispanics in service sales representative route assignments and discriminated against African-Americans in hourly pay in Cintas' Rental division only throughout the United States. The *Ramirez* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. No filings or determinations have been made in *Ramirez* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. On February 24, 2006, a motion to intervene in *Serrano* was filed by intervening plaintiffs Colleen Grindle, et al. on behalf of a subclass of female employees at Cintas' Perrysburg, Ohio rental location who allegedly were denied hire, promotion or transfer to service sales representative positions. On March 24, 2006, the plaintiffs Colleen Grindle, et al. withdrew their motion to intervene without prejudice. On February 20, 2007, the plaintiffs Colleen Grindle, et al. filed a separate lawsuit in the Court of Common Pleas, Wood County, Ohio, captioned *Colleen Grindle, et al. v. Cintas Corporation* (*Grindle*), on behalf of a class of female employees at Cintas' Perrysburg, Ohio location who allegedly were denied hire, promotion or transfer to service sales representative positions on the basis of their gender. The *Grindle* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. No filings or determinations have been made in *Grindle* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. In addition, a class action lawsuit, *Larry Houston, et al. v. Cintas Corporation* (*Houston*), was filed on August 3, 2005, in the United States District Court for the Northern District of California on behalf of African-American managers alleging racial discrimination. On November 22, 2005, the court entered an order requiring the named plaintiffs in the *Houston* lawsuit to arbitrate all of their claims for monetary damages. If there is an adverse verdict or a negotiated settlement of all or any of these actions, the resulting liability and/or any increased costs of operations on an ongoing basis could be material to Cintas. Any estimated liability relating to these proceedings is not determinable at this time.

Other similar administrative proceedings are pending including two charges filed on November 30, 2004, by an EEOC Commissioner with the EEOC Systemic Litigation Unit alleging: (i) failure to hire and assign females to production job positions; and (ii) failure to hire females, African-Americans and Hispanics into the Management Trainee program. The investigations of these allegations are pending and no determinations have been made. On August 29, 2006, the EEOC Indianapolis District Office issued a dismissal and notice of rights and closed its file on the Clifton Cooper charge served on Cintas on March 23, 2005, by Cooper on behalf of himself and a similarly situated class with the EEOC Systemic Litigation Unit alleging discriminatory pay and treatment due to race. Mr. Cooper's claims are now part of the *Houston* arbitration matter disclosed hereinabove.

Cintas is also a defendant in a lawsuit, *J. Lester Alexander, III v. Cintas Corporation, et al.* which was originally filed on October 25, 2004, and is currently pending in the Circuit Court of Randolph County, Alabama. The case was brought by J. Lester Alexander, III, the Chapter 7 Trustee (the Trustee) of Terry Manufacturing Company, Inc. (TMC) and Terry Uniform Company, LLC (TUC), against Cintas in Randolph County, Alabama. The Trustee seeks damages against Cintas for allegedly breaching fiduciary duties to TMC and TUC and for allegedly aiding and abetting breaches of fiduciary duties by others to those entities. The complaint also includes allegations that Cintas breached certain limited liability company agreements, or alternatively, misrepresented its intention to perform its obligations in those agreements and acted as alter egos of the bankrupt TMC and is therefore liable for all of TMC's debts. The Trustee is seeking $50 million in compensatory damages and $100 million in punitive damages. Cintas denies these claims and is vigorously defending itself against all claims in the complaint. If there is an adverse verdict on the merits or in the event of a negotiated settlement of this lawsuit, the resulting liability could be material to Cintas. Any estimated liability relating to this lawsuit is not determinable at this time.

The litigation discussed above, if decided adversely to or settled by Cintas, may, individually or in the aggregate, result in liability material to Cintas' financial condition or results of operations. Cintas may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements if it believes such settlement is in the best interest of Cintas' shareholders.

Cintas is subject to various environmental laws and regulations, as are other companies in the industry. While environmental compliance is not a material component of our costs, Cintas must incur capital expenditures and associated operating costs, primarily for water treatment and waste removal, on a regular basis. Environmental spending related to water treatment and waste removal was approximately $16 million in fiscal 2007 and fiscal 2006. Capital expenditures to limit or monitor hazardous substances were approximately $2 million in fiscal 2007 and fiscal 2006. These expenditures were primarily related to the purchase of water treatment systems, which are depreciated over a useful life of 10 years. Cintas does not expect a material change in the cost of environmental compliance on a percent to revenue basis and is not aware of any material non-compliance with environmental laws.

New Accounting Standards

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Cintas will adopt this Interpretation on June 1, 2007, and is currently in the process of evaluating the impact of FIN 48 on its consolidated financial statements. Any necessary transition adjustments will not affect net income in the period of adoption and will be reported as a change in accounting principle in our consolidated financial statements.

Critical Accounting Policies

The preparation of Cintas' consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that have a significant effect on the amounts reported in the consolidated financial statements and accompanying notes. These critical accounting policies should be read in conjunction with Note 1 entitled Significant Accounting Policies of "Notes to Consolidated

Financial Statements." Significant changes, estimates or assumptions related to any of the following critical accounting policies could possibly have a material impact on the consolidated financial statements.

Revenue recognition

Rental revenue is recognized when services are performed, and other services revenue is recognized when either services are performed or when products are shipped and the title and risks of ownership pass to the customer.

Allowance for doubtful accounts

Cintas establishes an allowance for doubtful accounts. This allowance is an estimate based on historical rates of collectibility. An uncollectible accounts provision is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rentals and Other Services segments because of differences in customers served and the nature of each segment.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods. Cintas applies a commonly accepted practice of using inventory turns to apply variances between actual to standard costs to the inventory balances. The judgments and estimates used to calculate inventory turns will have an impact on the valuation of inventory at the lower of cost or market. Inventory obsolescence is determined by specific identification, as well as an estimate based on historical rates of obsolescence.

Uniforms and other rental items in service

Uniforms and other rental items in service are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant garments) are amortized over their useful life of 18 months. Other rental items including shop towels, mats, cleanroom garments, flame resistant garments, linens and restroom dispensers are amortized over their useful lives which range from 8 to 48 months. The amortization rates used are based on industry experience, Cintas' experience and wear tests performed by Cintas. These factors are critical to determining the amount of in service inventory that is presented in the consolidated financial statements.

Property and equipment

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which is typically 30 to 40 years for buildings, 5 to 20 years for building improvements, 3 to 10 years for equipment and 2 to 5 years for leasehold improvements. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Goodwill and impairment

Goodwill, obtained through acquisitions of businesses, is valued at cost less any impairment. Cintas performs annual impairment tests by segment. These tests include comparisons to current market values, where available, and discounted cash flow analyses. Significant assumptions include growth rates based on historical trends and margin improvement leveraged from such growth. Based on the results of the impairment tests, Cintas has not recognized an impairment of goodwill for the years ended May 31, 2007, 2006 or 2005.

Service contracts and other assets

Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through acquisitions of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally 5 to 10 years. Certain noncompete agreements, as well as all service contracts, require that a valuation be determined using a discounted cash flow model. The assumptions and judgments used in these models involve estimates of cash flows and discount rates, among other factors. Because of the assumptions used to value these intangible assets, actual results over time could vary from original estimates. Impairment of service contracts and other assets is through specific identification. No impairment has been recognized by Cintas for the years ended May 31, 2007, 2006 or 2005.

Stock-based compensation

At May 31, 2007, Cintas had an equity compensation plan, which is more fully described in Note 11 entitled Stock-Based Compensation of "Notes to Consolidated Financial Statements." Prior to June 1, 2006, Cintas accounted for this plan under the intrinsic value method prescribed by APB Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees*, and related Interpretations, as permitted by FASB Statement No. 123 (FAS 123), *Accounting for Stock-Based Compensation*. Effective June 1, 2006, Cintas adopted the fair value recognition provisions of FASB Statement No. 123(R) (FAS 123(R)), *Share-Based Payment*, using the modified-retrospective transition method. Under that transition method, all prior periods have been restated based on the amounts previously calculated in the pro forma footnote disclosures required by FAS 123. FAS 123(R) requires all share-based payments to employees, including stock options, to be recognized as an expense in the consolidated statement of income based on their fair values. Due to this restatement, Cintas' income before income taxes and net income decreased by $3.8 million for the year ended May 31, 2006, and $8.0 million for the year ended May 31, 2005. This adoption lowered basic earnings per share from $1.95 per share to $1.93 per share for fiscal 2006 and from $1.75 per share to $1.70 per share for fiscal 2005. In addition, diluted earnings per share were lowered from $1.94 per share to $1.92 per share for fiscal 2006 and from $1.74 per share to $1.69 per share for fiscal 2005. The cumulative effect of the change on paid-in capital and retained earnings as of June 1, 2005, was $21.2 million and ($39.6) million, respectively. The cumulative effect of the change on deferred taxes as of June 1, 2005, was less than $1 million.

As a result of adopting FAS 123(R) on June 1, 2006, Cintas' income before income taxes and net income for the year ended May 31, 2007, are $4.5 million and $3.1 million lower, respectively, than if Cintas had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share are both $.02 lower for the year ended May 31, 2007, than if Cintas had continued to account for share-based compensation under APB 25.

Litigation and environmental matters

Cintas is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. U.S. generally accepted accounting principles require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. Cintas regularly consults with attorneys to ensure that all of the relevant facts and circumstances are considered before a contingent liability is recorded. While a significant change in assumptions and judgments could have a material impact on the amounts recorded for contingent liabilities, Cintas does not believe that they will result in a material adverse effect on the consolidated financial statements.

A detailed discussion of litigation matters is discussed above in the section entitled Litigation and Other Contingencies.

Income taxes

Deferred tax assets and liabilities are determined by the differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities. Please reference Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements" for the types of items that give rise to significant deferred income tax assets and liabilities. Deferred income taxes are classified as assets or liabilities based on the classification of the related asset or liability for financial reporting purposes. Deferred income taxes that are not related to an asset or liability for financial reporting are classified according to the expected reversal date. Cintas regularly reviews deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, Cintas has not established a valuation allowance against the deferred tax assets.

Cintas is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, Cintas records reserves as deemed appropriate. Based on Cintas' evaluation of current tax positions, Cintas believes its accruals are appropriate.

Outlook

Our outlook is positive for fiscal 2008. In fiscal 2007, we reorganized our sales efforts to become more efficient and productive. Although this reorganization has taken longer and been more costly than anticipated, we expect to see revenue growth benefits in fiscal 2008 and continued benefit over the long-term. We will continue searching out additional products and services to become an even more valuable resource for our customers. We believe that the high level of customer service provided by our employee-partners and supported by our infrastructure, quality products, financial resources and corporate culture will provide for continued business success. As such, we see upside potential for all of our business units. Although difficult to predict, we anticipate continued growth in all of our business units.

In the marketplace, competition and related pricing pressure will continue; however, we believe cost containment initiatives, technological advances and continued leverage of our infrastructure will soften or offset any impact.

When appropriate opportunities arise, we will supplement our internal growth with strategic acquisitions.

Like most other companies, we experienced, and anticipate continuing to experience, increased costs for wages and benefits, including medical benefits. Changes in energy costs and changes in federal and state tax laws also impact our results.

Cintas continues to be the target of a corporate unionization campaign by Unite Here and the Teamsters unions. These unions are attempting to pressure Cintas into surrendering our employees' rights to a government-supervised election and unilaterally accept union representation. Cintas' philosophy in regard to unions is straightforward: We believe that employees have the right to say yes to union representation and the freedom to say no. This campaign could be materially disruptive to our business and could materially adversely affect results of operations. We will continue to vigorously oppose this campaign and to defend our employees' rights.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Cintas manages interest rate risk by using a combination of variable and fixed rate debt and investing in marketable securities. Earnings are affected by changes in short-term interest rates due to the use of commercial paper of approximately $168 million, with an average interest rate of 5.28%. This exposure is limited by the investment in marketable securities, which act as a hedge against variability in short-term rates. If short-term rates change by one-half percent (or 50 basis points), Cintas' income before income taxes would change by approximately $2 million. This estimated exposure considers the mitigating effects of marketable securities on the change in the cost of variable rate debt. This analysis does not consider the effects of a change in economic activity or a change in Cintas' capital structure.

Through its foreign operations, Cintas is exposed to foreign currency risk. Foreign currency exposures arise from transactions denominated in a currency other than the functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary foreign currency to which Cintas is exposed is the Canadian dollar. Cintas does not currently use forward exchange contracts to limit potential losses in earnings or cash flows from foreign currency exchange rate movements.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements for the Years Ended May 31, 2007, 2006 and 2005

Management's Report on Internal Control over Financial Reporting

To the Shareholders of Cintas Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the supervision of our President and Chief Executive Officer and our Chief Financial Officer, management assessed our internal control over financial reporting as of May 31, 2007. Management based its assessment on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit function.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2007, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

We reviewed the results of management's assessment with the Audit Committee of our Board of Directors. Additionally, our independent registered public accounting firm, Ernst & Young LLP, audited management's assessment and independently assessed the effectiveness of Cintas Corporation's internal control over financial reporting. Ernst & Young LLP has issued an attestation report, which is included in this Annual Report.

/s/ Scott D. Farmer
Scott D. Farmer
President and Chief Executive Officer

/s/ William C. Gale
William C. Gale
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cintas Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Cintas Corporation maintained effective internal control over financial reporting as of May 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cintas Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cintas Corporation maintained effective internal control over financial reporting as of May 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cintas Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cintas Corporation as of May 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 2007, of Cintas Corporation, and our report dated July 27, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cincinnati, Ohio
July 27, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cintas Corporation:

We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2007. These financial statements are the responsibility of Cintas Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the accompanying consolidated financial statements have been restated for the adoption of Statement of Financial Accounting Standard No. 123(R), *Share-Based Payment*, in fiscal 2007, using the modified-retrospective transition method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cintas Corporation's internal control over financial reporting as of May 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 27, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cincinnati, Ohio
July 27, 2007

Consolidated Statements of Income

(In thousands except per share data)	2007	2006	2005
	Years Ended May 31,		
		(Restated)*	(Restated)*
Revenue:			
Rentals	$2,734,629	$2,568,776	$2,363,397
Other services	972,271	834,832	703,886
	3,706,900	3,403,608	3,067,283
Costs and expenses (income):			
Cost of rentals	1,515,185	1,406,829	1,295,992
Cost of other services	610,360	541,987	466,532
Selling and administrative expenses	1,003,958	911,750	818,203
Interest income	(6,480)	(6,759)	(6,914)
Interest expense	50,324	31,782	24,448
	3,173,347	2,885,589	2,598,261
Income before income taxes	533,553	518,019	469,022
Income taxes	199,015	194,637	176,475
Net income	$ 334,538	$ 323,382	$ 292,547
Basic earnings per share	$ 2.09	$ 1.93	$ 1.70
Diluted earnings per share	$ 2.09	$ 1.92	$ 1.69
Dividends declared and paid per share	$ .39	$ .35	$ .32

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

See accompanying notes.

Consolidated Balance Sheets

(In thousands except share data)	As of May 31, 2007	2006
Assets		(Restated)*
Current assets:		
Cash and cash equivalents	$ 35,360	$ 38,914
Marketable securities	120,053	202,539
Accounts receivable, principally trade, less allowance of $14,486 and $15,519, respectively	408,870	389,905
Inventories, net	231,741	198,000
Uniforms and other rental items in service	344,931	337,487
Prepaid expenses	15,781	11,163
Total current assets	1,156,736	1,178,008
Property and equipment, at cost, net	920,243	863,783
Goodwill	1,245,877	1,136,175
Service contracts, net	171,361	179,965
Other assets, net	76,263	67,306
	$3,570,480	$3,425,237
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 64,622	$ 71,635
Accrued compensation and related liabilities	62,826	50,134
Accrued liabilities	200,686	188,927
Income taxes:		
Current	18,584	43,694
Deferred	52,179	51,669
Long-term debt due within one year	4,141	4,288
Total current liabilities	403,038	410,347
Long-term debt due after one year	877,074	794,454
Deferred income taxes	122,630	130,244
Shareholders' equity:		
Preferred stock, no par value: 100,000 shares authorized, none outstanding	—	—
Common stock, no par value: 425,000,000 shares authorized 2007: 172,874,195 shares issued and 158,676,872 shares outstanding 2006: 172,571,083 shares issued and 163,181,738 shares outstanding	120,811	109,948
Paid-in capital	56,909	58,556
Retained earnings	2,533,459	2,260,917
Treasury stock: 2007: 14,197,323 shares 2006: 9,389,345 shares	(580,562)	(381,613)
Other accumulated comprehensive income (loss):		
Foreign currency translation	41,815	34,389
Unrealized (loss)/gain on derivatives	(4,421)	9,150
Unrealized loss on available-for-sale securities	(273)	(1,155)
Total shareholders' equity	2,167,738	2,090,192
	$3,570,480	$3,425,237

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Other Accumulated Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balance at June 1, 2004 (Restated)*	171,378	$ 85,553	$ 40,736	$ 1,758,951	$ 2,853	—	$ —	$ 1,888,093
Net income	—	—	—	292,547	—	—	—	292,547
Equity adjustment for foreign currency translation	—	—	—	—	9,033	—	—	9,033
Change in fair value of derivatives	—	—	—	—	290	—	—	290
Comprehensive income, net of tax								301,870
Dividends	—	—	—	(54,968)	—	—	—	(54,968)
Effects of acquisitions	289	—	12,818	(105)	—	—	—	12,713
Stock-based compensation	—	—	7,971	—	—	—	—	7,971
Stock options exercised, net of shares surrendered	461	9,993	(2,894)	—	—	—	—	7,099
Repurchase of common stock	—	—	—	—	—	(1,469)	(58,204)	(58,204)
Balance at May 31, 2005 (Restated)*	172,128	95,546	58,631	1,996,425	12,176	(1,469)	(58,204)	2,104,574
Net income	—	—	—	323,382	—	—	—	323,382
Equity adjustment for foreign currency translation	—	—	—	—	20,882	—	—	20,882
Change in fair value of derivatives, net of $5,985 of tax	—	—	—	—	10,481	—	—	10,481
Change in fair value of available-for-sale securities, net of ($674) of tax	—	—	—	—	(1,155)	—	—	(1,155)
Comprehensive income, net of tax								353,590
Dividends	—	—	—	(58,823)	—	—	—	(58,823)
Effects of acquisitions	—	—	—	(67)	—	—	—	(67)
Stock-based compensation	—	—	5,277	—	—	—	—	5,277
Stock options exercised, net of shares surrendered	443	14,402	(5,352)	—	—	—	—	9,050
Repurchase of common stock	—	—	—	—	—	(7,920)	(323,409)	(323,409)
Balance at May 31, 2006 (Restated)*	172,571	109,948	58,556	2,260,917	42,384	(9,389)	(381,613)	2,090,192
Net income	—	—	—	334,538	—	—	—	334,538
Equity adjustment for foreign currency translation	—	—	—	—	7,426	—	—	7,426
Change in fair value of derivatives, net of $8,196 of tax	—	—	—	—	(13,571)	—	—	(13,571)
Change in fair value of available-for-sale securities, net of $522 of tax	—	—	—	—	882	—	—	882
Comprehensive income, net of tax								329,275
Dividends	—	—	—	(61,996)	—	—	—	(61,996)
Stock-based compensation	—	—	4,500	—	—	—	—	4,500
Stock options exercised, net of shares surrendered	303	10,863	(6,147)	—	—	—	—	4,716
Repurchase of common stock	—	—	—	—	—	(4,808)	(198,949)	(198,949)
Balance at May 31, 2007	172,874	$ 120,811	$ 56,909	$ 2,533,459	$ 37,121	(14,197)	$ (580,562)	$ 2,167,738

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)	Years Ended May 31, 2007	2006	2005
		(Restated)*	(Restated)*
Cash flows from operating activities:			
Net income	$334,538	$323,382	$292,547
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	135,181	127,117	119,813
Amortization of deferred charges	40,745	33,536	28,362
Stock-based compensation	4,500	4,725	7,971
Deferred income taxes	(332)	(52)	3,876
Change in current assets and liabilities, net of acquisitions of businesses:			
Accounts receivable	(11,460)	(44,154)	(36,317)
Inventories	(32,090)	22,033	(26,321)
Uniforms and other rental items in service	(6,968)	(26,683)	(7,168)
Prepaid expenses	(4,502)	(2,305)	(892)
Accounts payable	(7,654)	2,329	15,727
Accrued compensation and related liabilities	12,600	11,424	6,906
Accrued liabilities and other	9,981	(1,905)	12,444
Tax benefit on exercise of stock options	(44)	(306)	(1,165)
Income taxes payable	(25,104)	11,884	(1,885)
Net cash provided by operating activities	449,391	461,025	413,898
Cash flows from investing activities:			
Capital expenditures	(180,824)	(156,632)	(140,727)
Proceeds from sale or redemption of marketable securities	118,174	87,477	102,997
Purchase of marketable securities and investments	(48,515)	(31,932)	(201,947)
Acquisitions of businesses, net of cash acquired	(160,707)	(346,363)	(109,076)
Other	(1,836)	7,404	(1,981)
Net cash used in investing activities	(273,708)	(440,046)	(350,734)
Cash flows from financing activities:			
Proceeds from issuance of debt	252,460	333,500	—
Repayment of debt	(169,987)	(7,303)	(10,575)
Stock options exercised	10,863	14,402	9,993
Tax benefit on exercise of stock options	44	306	1,165
Dividends paid	(61,996)	(58,823)	(54,968)
Repurchase of common stock	(198,949)	(323,409)	(58,204)
Other	(11,672)	16,066	5,264
Net cash used in financing activities	(179,237)	(25,261)	(107,325)
Net decrease in cash and cash equivalents	(3,554)	(4,282)	(44,161)
Cash and cash equivalents at beginning of year	38,914	43,196	87,357
Cash and cash equivalents at end of year	$ 35,360	$ 38,914	$ 43,196

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

See accompanying notes.

Notes to Consolidated Financial Statements

(Amounts in thousands except per share and share data)

1. Significant Accounting Policies

Business description. Cintas Corporation (Cintas) provides highly specialized products and services to businesses of all types throughout the United States and Canada. We are North America's leading provider of corporate identity uniforms through rental and sales programs, as well as a significant provider of related business services, including entrance mats, restroom products and services, first aid, safety and fire protection products and services, document management services and branded promotional products. Our products and services are designed to enhance our customers' images and to provide additional safety and protection in the workplace.

Cintas classifies its businesses into two operating segments, Rentals and Other Services, based on the similar economic and organizational characteristics of the products and services within each segment. The Rentals segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels. In addition to these rental items, we also provide our restroom and hygiene products and services within this segment. The Other Services segment consists of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products. Both segments provide these products and services throughout the United States and Canada to businesses of all types—from small service and manufacturing companies to major corporations that employ thousands of people.

Principles of consolidation. The consolidated financial statements include the accounts of Cintas, controlled majority-owned subsidiaries and any entities that are not controlled but require consolidation in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities—an interpretation of ARB No. 51* (collectively, Cintas or the Company). Intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Financial results could differ from those estimates.

Revenue recognition. Rental revenue is recognized when services are performed, and other services revenue is recognized when either services are performed or when products are shipped and the title and risks of ownership pass to the customer.

Cost of rentals. Cost of rentals consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, shop towels and other rental items. The Rentals segment inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and other costs of distribution are included in the cost of rentals.

Cost of other services. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses. The Other Services segment inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and other costs of distribution are included in the cost of other services.

Selling and administrative expenses. Selling and administrative expenses consist primarily of sales labor and commissions, management and administrative labor, payroll taxes, medical expense, insurance expense, legal and professional costs and amortization of intangible assets.

Cash and cash equivalents. Cintas considers all highly liquid investments with a maturity of three months or less, at date of purchase, to be cash equivalents.

Marketable securities. All marketable securities are comprised of debt securities and classified as available-for-sale.

Accounts receivable. Accounts receivable is comprised of amounts owed through product shipments and are presented net of an allowance for doubtful accounts. This allowance is an estimate based on historical rates of collectibility. An uncollectible accounts provision is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rentals and Other Services segments because of differences in customers served and the nature of each segment. When an account is considered uncollectible, it is written off against this allowance.

Inventories. Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods.

Uniforms and other rental items in service. These items are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant garments) are amortized over their useful life of 18 months. Other rental items, including shop towels, mats, cleanroom garments, flame resistant garments, linens and restroom dispensers, are amortized over their useful lives which range from 8 to 48 months.

Property and equipment. Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method primarily over the following estimated useful lives, in years:

Buildings	30 to 40
Building improvements	5 to 20
Equipment	3 to 10
Leasehold improvements	2 to 5

Long-lived assets. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Goodwill. As required under Statement of Financial Accounting Standards No. 142 (FAS 142), *Goodwill and Other Intangible Assets*, goodwill is separately disclosed from other intangible assets on the consolidated balance sheet and not amortized, but is tested for impairment on at least an annual basis. Cintas completes an annual goodwill impairment test as required by FAS 142. Based on the results of the impairment tests, Cintas was not required to recognize an impairment of goodwill for the years ended May 31, 2007, 2006 or 2005. Cintas will continue to perform future impairment tests as required by FAS 142 as of March 1 in future years or when indicators of impairment are noted.

Service contracts and other assets. Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through acquisitions of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally 5 to 10 years.

Accrued liabilities. Accrued liabilities consist primarily of insurance, medical and profit sharing obligations and legal and environmental contingencies. These are recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated.

Stock-based compensation. At May 31, 2007, Cintas had an equity compensation plan, which is more fully described in Note 11 entitled Stock-Based Compensation. Prior to June 1, 2006, Cintas accounted for this plan under the intrinsic value method prescribed by APB Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees*, and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123 (FAS 123), *Accounting for Stock-Based Compensation*. Effective June 1, 2006, Cintas adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R) (FAS 123(R)), *Share-Based Payment*, using the modified-retrospective transition method. Under that transition method, all prior periods have been restated based on the amounts previously calculated in the pro forma footnote disclosures required by FAS 123. FAS 123(R) requires all share-based payments to employees, including stock options, to be recognized as an expense in the consolidated statement of income based on their fair values. Due to this restatement, Cintas' income before income taxes and net income decreased by $3,796 for the year ended May 31, 2006, and $7,971 for the year ended May 31, 2005. This adoption lowered basic earnings per share from $1.95 per share to $1.93 per share for fiscal 2006 and from $1.75 per share to $1.70 per share for fiscal 2005. In addition, diluted earnings per share were lowered from $1.94 per share to $1.92 per share for fiscal 2006 and from $1.74 per share to $1.69 per share for fiscal 2005. The cumulative effect of the change on paid-in capital and retained earnings as of June 1, 2005, was $21,241 and ($39,567), respectively. The cumulative effect of the change on deferred taxes as of June 1, 2005, was less than $1,000.

As a result of adopting FAS 123(R) on June 1, 2006, Cintas' income before income taxes and net income for the year ended May 31, 2007, are $4,500 and $3,088 lower, respectively, than if Cintas had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share are both $.02 lower for the year ended May 31, 2007, than if Cintas had continued to account for share-based compensation under APB 25.

Derivatives and hedging activities. Derivatives and hedging activities are presented in accordance with Statement of Financial Accounting Standards No. 133 (FAS 133), *Accounting for Derivatives and Hedging Activities*, as amended. This Standard requires the recognition of all derivatives on the consolidated balance sheet at fair value and recognition of the resulting gains or losses as adjustments to earnings or other comprehensive income.

Cintas formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. Cintas' hedging activities are transacted only with highly rated institutions, reducing the exposure to credit risk in the event of nonperformance.

See Note 5 entitled Long-Term Debt for further information on derivatives.

Fair value of financial instruments. The following methods and assumptions were used by Cintas in estimating the fair value of financial instruments:

Cash and cash equivalents. The amounts reported approximate market value.

Marketable securities. The amounts reported are at market value. Market values are based on quoted market prices.

Long-term debt. The amounts reported are at a carrying value which approximates market value. Market values are determined using similar debt instruments currently available to Cintas that are consistent with the terms, interest rates and maturities.

Reclassification. Certain prior year amounts have been reclassified to conform to current year presentation.

Other accounting pronouncements. In July 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes,* which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Cintas will adopt this Interpretation on June 1, 2007, and is currently in the process of evaluating the impact of FIN 48 on its consolidated financial statements. Any necessary transition adjustments will not affect net income in the period of adoption and will be reported as a change in accounting principle in our consolidated financial statements.

2. Marketable Securities

All marketable securities are comprised of debt securities and classified as available-for-sale. Interest, realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in interest income. The cost of the securities sold is based on the specific identification method.

The following is a summary of marketable securities:

	2007		2006	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Obligations of state and political subdivisions	$ 24,480	$ 24,415	$ 106,655	$ 105,715
U.S. government agency securities	12,336	12,231	46,635	45,877
Canadian Treasury securities	76,995	76,753	37,846	37,754
Other debt securities	6,665	6,654	13,232	13,193
	$ 120,476	$ 120,053	$ 204,368	$ 202,539

The gross realized gains on sales of available-for-sale securities totaled $9, $3 and $23 for the years ended May 31, 2007, 2006 and 2005, respectively, and the gross realized losses totaled $42, $219 and $19, respectively. Net unrealized losses are $423 and $1,829 at May 31, 2007 and 2006, respectively.

Purchases of marketable securities were $30,829, $25,613 and $202,265 for the years ended May 31, 2007, 2006 and 2005, respectively.

The cost and estimated fair value of debt securities at May 31, 2007, by contractual maturity, are $120,476 and $120,053, respectively. All contractual maturities are due in one year or less.

3. Property and Equipment

	2007	2006
Land	$ 79,572	$ 81,015
Buildings and improvements	438,680	439,992
Equipment	884,574	774,667
Leasehold improvements	13,171	11,068
Construction in progress	99,195	57,383
	1,515,192	1,364,125
Less: accumulated depreciation	594,949	500,342
	$ 920,243	$ 863,783

Interest expense is net of capitalized interest of $490, $384 and $749 for the years ended May 31, 2007, 2006 and 2005, respectively.

4. Goodwill, Service Contracts and Other Assets

Changes in the carrying amount of goodwill and service contracts for the years ended May 31, 2007 and 2006, by segment, are as follows:

Goodwill	Rentals	Other Services	Total
Balance as of June 1, 2005	$701,422	$188,116	$ 889,538
Goodwill acquired	151,716	92,521	244,237
Foreign currency translation	1,997	403	2,400
Balance as of May 31, 2006	855,135	281,040	1,136,175
Goodwill acquired	7,697	101,368	109,065
Foreign currency translation	487	150	637
Balance as of May 31, 2007	$863,319	$382,558	$1,245,877

Service Contracts	Rentals	Other Services	Total
Balance as of June 1, 2005	$118,350	$28,246	$146,596
Service contracts acquired	32,635	26,292	58,927
Service contracts amortization	(21,527)	(7,076)	(28,603)
Foreign currency translation	2,933	112	3,045
Balance as of May 31, 2006	132,391	47,574	179,965
Service contracts acquired	3,936	18,697	22,633
Service contracts amortization	(21,759)	(10,166)	(31,925)
Foreign currency translation	653	35	688
Balance as of May 31, 2007	$115,221	$56,140	$171,361

Information regarding Cintas' service contracts and other assets follows:

As of May 31, 2007	Carrying Amount	Accumulated Amortization	Net
Service contracts	$317,644	$146,283	$171,361
Noncompete and consulting agreements	$ 58,218	$ 24,123	$ 34,095
Investments	35,264	—	35,264
Other	8,967	2,063	6,904
Total	$102,449	$ 26,186	$ 76,263

As of May 31, 2006	Carrying Amount	Accumulated Amortization	Net
Service contracts	$295,929	$115,964	$179,965
Noncompete and consulting agreements	$ 45,801	$ 15,484	$ 30,317
Investments	33,754	—	33,754
Other	6,758	3,523	3,235
Total	$ 86,313	$ 19,007	$ 67,306

Amortization expense was $40,745, $33,536 and $28,362 for the years ended May 31, 2007, 2006 and 2005, respectively. Estimated amortization expense, excluding any future acquisitions, for each of the next five years is $40,450, $37,732, $34,711, $30,966 and $24,902, respectively.

5. Long-Term Debt

	2007	2006
Unsecured term notes due through 2036 at an average rate of 5.79%	$705,147	$453,205
Unsecured notes due through 2009 at an average rate of 5.08%	170,866	339,228
Industrial development revenue bonds due through 2015 at an average rate of 4.33%	3,441	3,948
Other	1,761	2,361
	881,215	798,742
Less: amounts due within one year	4,141	4,288
	$877,074	$794,454

Debt in the amount of $5,201 is secured by assets with a carrying value of $5,616 at May 31, 2007. Cintas has letters of credit outstanding at May 31, 2007, approximating $75,453. Maturities of long-term debt during each of the next five years are $4,141, $1,235, $805, $393,729 and $762, respectively.

Interest paid, net of amount capitalized, was $45,805, $30,714 and $23,163 for the years ended May 31, 2007, 2006 and 2005, respectively.

Cintas has a commercial paper program supported by a $600,000 long-term credit facility. This program was a $400,000 program during fiscal 2006, but was expanded to $600,000 during the fourth quarter of fiscal 2007. As of May 31, 2007, there was $168,000 of commercial paper outstanding.

Long-term debt includes $225,000 due on June 1, 2007. This debt was refinanced effective June 1, 2007, under Cintas' existing commercial paper program. The Cintas commercial paper program expires in fiscal 2011.

On August 15, 2006, Cintas issued $250,000 of senior notes due in 2036. This debt bears an interest rate of 6.15% paid semi-annually beginning February 15, 2007. The proceeds generated from the offering were used to repay a portion of our outstanding commercial paper borrowings at the time of this offering.

Cintas uses cash flow hedges to hedge the exposure of variability in short-term interest rates. These agreements effectively convert a portion of the floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The effective portion of the net gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses on the ineffective portion of the hedge are charged to earnings in the current period. When outstanding, the effectiveness of these derivative instruments is reviewed at least every fiscal quarter. Examples of cash flow hedging instruments that Cintas may use are interest rate swaps, lock agreements and forward starting swaps. There were no interest rate swap or lock agreements outstanding as of May 31, 2007. There was also no cash settled forward starting swap outstanding as of May 31, 2007, as the forward starting swap that was in place at the end of the third quarter was terminated during May 2007, as discussed below.

During the third quarter of fiscal 2006, Cintas entered into a forward starting swap to protect forecasted interest payments from interest rate movement in anticipation of a $200,000, 30-year debt issuance in early fiscal 2008. During the fourth quarter of fiscal 2007, Cintas changed its intent on issuing this 30-year debt. This decision was based on current market conditions and the interest rate environment as well as the additional payment flexibility provided to Cintas under its commercial paper program. As a result of this decision, Cintas terminated the forward starting swap and recorded the resulting $6,200 gain in fiscal 2007 as a reduction to administrative expenses.

Cintas used interest rate lock agreements to hedge against movements in the treasury rates at the time Cintas issued its senior notes in fiscal 2002 and in fiscal 2007. The amortization of the cash flow hedges resulted in a credit to other comprehensive income of $384, $290 and $290 for the years ended May 31, 2007, 2006 and 2005, respectively.

Cintas has certain significant covenants related to debt agreements. These covenants limit Cintas' ability to incur certain liens, to engage in sale-leaseback transactions and to merge, consolidate or sell all or substantially all of Cintas' assets. These covenants also require Cintas to maintain certain debt to capitalization and interest coverage ratios. Cross default provisions exist between certain debt instruments. Cintas is in compliance with all of the significant debt covenants for all periods presented. If a default of a significant covenant were to occur, the default could result in an acceleration of the maturity of the indebtedness, impair liquidity and limit the ability to raise future capital. Cintas' debt, net of cash and marketable securities, is $725,802 as of May 31, 2007. For fiscal 2007, net cash provided by operating activities was $449,391. Capital expenditures were $180,824 for the same period.

6. Leases

Cintas conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from 1 to 10 years. The lease agreements provide for increases in rentals if the options are exercised based on increases in certain price level factors or other prearranged factors. Step rent provisions, escalation clauses, capital improvements funding and other lease concessions are taken into account in computing minimum lease payments. Minimum lease payments are recognized on a straight-line basis over the minimum lease term. Lease payments are not dependent on an existing index or rate and are not included in minimum lease payments. It is anticipated that expiring leases will be renewed or replaced.

The minimum rental payments under noncancelable lease arrangements for each of the next five years and thereafter are $22,352, $17,643, $12,988, $9,773, $5,658 and $7,784, respectively. Rent expense under operating leases during the years ended May 31, 2007, 2006 and 2005, was $33,268, $30,136 and $25,280, respectively.

7. Income Taxes

Income before income taxes consist of the following components:

	2007	2006	2005
		(Restated)*	(Restated)*
U.S. operations	$ 488,011	$ 479,427	$ 439,994
Foreign operations	45,542	38,592	29,028
	$ 533,553	$ 518,019	$ 469,022

Income taxes consist of the following components:

	2007	2006	2005
Current:			
Federal	$ 184,363	$ 180,697	$ 155,987
State and local	16,181	15,026	18,043
	200,544	195,723	174,030
Deferred	(1,529)	(1,086)	2,445
	$ 199,015	$ 194,637	$ 176,475

Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:

	2007	2006	2005
Income taxes at the U.S. federal statutory rate	$ 186,744	$ 182,635	$ 166,947
State and local income taxes, net of federal benefit	10,602	11,917	12,050
Other	1,669	85	(2,522)
	$ 199,015	$ 194,637	$ 176,475

The components of deferred income taxes included on the consolidated balance sheets are as follows:

	2007	2006
		(Restated)*
Deferred tax assets:		
Employee benefits	$ 6,195	$ 4,467
Allowance for doubtful accounts	5,100	5,377
Inventory obsolescence	9,735	10,445
Insurance and contingencies	10,222	12,652
Other	11,909	5,989
	43,161	38,930
Deferred tax liabilities:		
In service inventory	88,838	90,675
Property	69,189	75,047
Intangibles	45,233	34,369
Other	1,231	6,976
State taxes	13,479	13,776
	217,970	220,843
Net deferred tax liability	$ 174,809	$ 181,913

Income taxes paid were $220,740, $183,268 and $151,243 for the years ended May 31, 2007, 2006 and 2005, respectively.

U.S. income taxes of $6,487, net of foreign tax credits, have not been provided for on a cumulative total of approximately $136,578 of undistributed earnings for certain non-U.S. subsidiaries as of May 31, 2007. Cintas intends to reinvest these earnings indefinitely in operations outside the United States.

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

8. Acquisitions

For all acquisitions accounted for as purchases, including insignificant acquisitions, the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. During fiscal 2007, Cintas acquired 3 Rentals segment businesses and 29 Other Services segment businesses. During fiscal 2006, Cintas acquired 9 Rentals segment businesses and 24 Other Services segment businesses. The following summarizes the aggregate purchase price for all businesses acquired:

	2007	2006
Fair value of tangible assets acquired	$ 20,375	$ 51,798
Fair value of goodwill acquired	109,065	244,109
Fair value of service contracts acquired	22,271	58,536
Fair value of other intangibles acquired	13,149	18,782
Total fair value of assets acquired	164,860	373,225
Fair value of liabilities assumed and incurred	3,288	26,929
Total cash paid for acquisitions	$ 161,572	$ 346,296

The results of operations for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information relating to acquired businesses are not presented because they are not significant.

9. Defined Contribution Plans

Cintas' Partners' Plan (the Plan) is a non-contributory profit sharing plan and ESOP for the benefit of substantially all U.S. Cintas employees who have completed one year of service. The Plan also includes a 401(k) savings feature covering substantially all employees. The amounts of contributions to the Plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of Cintas. Total contributions, including Cintas' matching contributions, which approximate cost, were $27,900, $26,500 and $24,400 for the years ended May 31, 2007, 2006 and 2005, respectively.

Cintas also has a non-contributory deferred profit sharing plan (DPSP), which covers substantially all Canadian employees. In addition, a registered retirement savings plan (RRSP) is offered to those employees. The amounts of contributions to the DPSP, as well as the matching contribution to the RRSP, are made at the discretion of Cintas. Total contributions, which approximate cost, were $1,239, $1,144 and $897 for the years ended May 31, 2007, 2006 and 2005, respectively.

10. Earnings per Share

Earnings per share are computed in accordance with Statement of Financial Accounting Standards No. 128, *Earnings per Share*. The basic computations are based on the weighted average number of common shares outstanding during each period. The diluted computations reflect the potential dilution that could occur if stock options were exercised into common stock, under certain circumstances, that then would share in the earnings of Cintas.

The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for the respective years:

	2007	2006	2005
		(Restated)*	(Restated)*
Numerator:			
Net income	$ 334,538	$ 323,382	$ 292,547
Denominator:			
Denominator for basic earnings per share — weighted average shares (000's)	159,769	167,951	171,679
Effect of dilutive securities — employee stock options (000's)	418	594	970
Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions (000's)	160,187	168,545	172,649
Basic earnings per share	$ 2.09	$ 1.93	$ 1.70
Diluted earnings per share	$ 2.09	$ 1.92	$ 1.69

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

11. Stock-Based Compensation

Under the 2005 equity compensation plan adopted by Cintas in fiscal 2006, Cintas may grant officers and key employees equity compensation in the form of stock options, stock appreciation rights, restricted and unrestricted stock awards, performance awards and other stock unit awards up to an aggregate of 14,000,000 shares of Cintas' common stock. The compensation cost charged against income was $4,500, $5,277 and $7,971 for the years ended May 31, 2007, 2006 and 2005, respectively. The amount recorded in fiscal 2007 reflects a cumulative catch-up adjustment of $2,169 ($2,088 after tax), due to a change in the estimated forfeitures for certain existing stock option and restricted stock grants. Basic and diluted earnings per share for the year ended May 31, 2007, are both $.01 higher, respectively, due to this change in estimated forfeitures. The total income tax benefit recognized in the consolidated income statement for share-based compensation arrangements was $1,413, $552 and $0 for the years ended May 31, 2007, 2006 and 2005, respectively.

Stock Options

Stock options are granted at the fair market value of the underlying common stock on the date of grant. The option terms are determined by the Compensation Committee, but no stock option may be exercised later than 10 years after the date of the grant. The option awards generally have 10-year terms with graded vesting in years 5 through 10 based on continuous service during that period. Cintas recognizes compensation expense for these options using the straight-line recognition method over the vesting period.

The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005
Risk-free interest rate	4.00%	4.00%	4.00%
Dividend yield	.70%	.50%	.50%
Expected volatility of Cintas' common stock	35%	35%	35%
Expected life of the option in years	7.5	9.0	9.0

The risk-free interest rate is based on U.S. government issues with a remaining term equal to the expected life of the stock options. The determination of expected volatility is based on historical volatility of Cintas stock over the period commensurate with the expected term of stock options, as well as other relevant factors. The weighted average expected term was determined based on the historical employee exercise behavior of the options. The weighted-average fair value of stock options granted during fiscal 2007, 2006 and 2005 was $16.01, $20.95 and $19.80, respectively.

The information presented in the following table relates primarily to stock options granted and outstanding under either the plan adopted in fiscal 2006 or under previously adopted plans:

	Shares	Weighted Average Exercise Price
Outstanding May 31, 2004 (811,700 shares exercisable)	5,936,559	$34.90
Granted	1,509,400	42.12
Cancelled	(441,186)	39.66
Exercised	(562,888)	16.08
Outstanding May 31, 2005 (3,086,485 shares exercisable)	6,441,885	37.92
Granted	1,248,450	43.96
Cancelled	(637,502)	41.38
Exercised	(517,429)	20.86
Outstanding May 31, 2006 (2,718,180 shares exercisable)	6,535,404	40.08
Granted	1,226,855	38.05
Cancelled	(720,927)	41.47
Exercised	(392,728)	22.40
Outstanding May 31, 2007 (2,316,157 shares exercisable)	6,648,604	$40.60

The intrinsic value of stock options exercised during fiscal 2007 was $6,760. The total cash received from employees as a result of employee stock option exercises for the years ended May 31, 2007, 2006 and 2005 was $5,023, $7,680 and $4,622, respectively.

The fair value of stock options vested during fiscal 2007 is $3,682.

The following table summarizes the information related to stock options outstanding at May 31, 2007:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$23.25–$39.19	1,612,677	6.42	$34.00	429,405	$26.93
39.29– 41.98	1,927,977	5.47	40.67	898,652	41.77
42.06– 44.33	1,620,150	6.32	42.35	426,400	42.76
44.43– 53.19	1,487,800	6.69	45.68	561,700	47.70
$23.25–$53.19	6,648,604	6.18	$40.60	2,316,157	$40.64

At May 31, 2007, the aggregate intrinsic value of stock options outstanding and exercisable was $7,023 and $4,896, respectively.

The weighted-average remaining contractual term of stock options exercisable is 3.5 years.

Restricted Stock Awards

Restricted stock awards will consist of Cintas' common stock which is subject to such conditions, restrictions and limitations as the Compensation Committee determines to be appropriate. The vesting period is generally three years after the grant date. The recipient of restricted stock awards will have all rights of a shareholder of Cintas, including the right to vote and the right to receive cash dividends, during the vesting period.

The information presented in the following table relates to restricted stock awards granted and outstanding under the plan adopted in fiscal 2006:

	Shares	Weighted Average Fair Value
Outstanding, unvested grants at May 31, 2005	—	$ —
Granted	128,075	36.08
Cancelled	—	—
Vested	—	—
Outstanding, unvested grants at May 31, 2006	128,075	36.08
Granted	251,011	38.11
Cancelled	(49,662)	37.92
Vested	—	—
Outstanding, unvested grants at May 31, 2007	329,424	$37.35

The remaining unrecognized compensation cost related to unvested stock options and restricted stock at May 31, 2007, was approximately $40,014, and the weighted-average period of time over which this cost will be recognized is 4.0 years.

Cintas reserves shares of common stock to satisfy share option exercises and/or future restricted stock grants. At May 31, 2007, 13,200,297 shares of common stock are reserved for future issuance under the 2005 plan.

12. Litigation and Other Contingencies

Cintas is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions, will not have a material adverse effect on the financial position or results of operations of Cintas. Cintas is party to additional litigation not considered in the ordinary course of business, including the litigation discussed below.

Cintas is a defendant in a purported class action lawsuit, *Paul Veliz, et al. v. Cintas Corporation*, filed on March 19, 2003, in the United States District Court, Northern District of California, Oakland Division, alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. On August 23, 2005, an amended complaint was filed alleging additional state law wage and hour claims under the following state laws: Arkansas, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, New Mexico, Ohio, Oregon, Pennsylvania, Rhode Island, Washington, West Virginia and Wisconsin. The plaintiffs are seeking unspecified monetary damages, injunctive relief or both. Cintas denies these claims and is defending the plaintiffs' allegations. On February 14, 2006, the court ordered a majority of the opt-in plaintiffs to arbitrate their claims in accordance with the terms of their Cintas employment agreement. On February 14, 2006, the court also permitted plaintiffs to file a second amended complaint alleging state law claims in the 15 states listed above only with respect to the putative class members that may litigate their claims in court. No determination has been made by the court or an arbitrator regarding class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. If a court or arbitrator certifies a class in this action and there is an adverse verdict on the merits, or in the event of a negotiated settlement of the action, the resulting liability and/or any increased costs of operations on an ongoing basis could be material to Cintas. Any estimated liability relating to this lawsuit is not determinable at this time.

Cintas also is a defendant in a purported class action lawsuit, *Mirna E. Serrano, et al. v. Cintas Corporation* (*Serrano*), filed on May 10, 2004, and pending in the United States District Court, Eastern District of Michigan, Southern Division. *Serrano* alleges that Cintas discriminated against women in hiring into various service sales representative positions across all divisions of Cintas throughout the United States. On November 15, 2005, the Equal Employment Opportunity Commission (EEOC) intervened in the *Serrano* lawsuit. The *Serrano* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. Cintas is a defendant in another purported class action lawsuit, *Nelly Blanca Avalos, et al. v. Cintas Corporation* (*Avalos*), currently pending in the United States District Court, Eastern District of Michigan, Southern Division. *Avalos* alleges that Cintas discriminated against women, African-Americans and Hispanics in hiring into various service sales representative positions in Cintas' Rental division only throughout the United States. On April 27, 2005, the EEOC intervened in the claims asserted in *Avalos*. The *Avalos* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. The claims in *Avalos* originally were brought in the previously disclosed lawsuit captioned *Robert Ramirez, et al. v. Cintas Corporation* (*Ramirez*), filed on January 20, 2004, in the United States District Court, Northern District of California, San Francisco Division. On May 11, 2006, however, those claims were severed from *Ramirez* and transferred to the Eastern District of Michigan, Southern Division, where the case was re-named *Avalos*. On July 10, 2006, *Avalos* and *Serrano* were consolidated for all pretrial purposes, including proceedings on class certification. The consolidated case is known as *Mirna E. Serrano/Blanca Nelly Avalos, et al. v. Cintas Corporation* (*Serrano/Avalos*), and remains pending in the United States District Court, Eastern District of Michigan, Southern Division. No filings or determinations have been made in *Serrano/Avalos* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. The non-service sales representative hiring claims in the previously disclosed *Ramirez* case that have not been dismissed remain pending in the Northern District of California, San Francisco Division, but were ordered to arbitration and stayed pending the completion of arbitration. The *Ramirez* purported class action claims currently in arbitration include allegations that Cintas failed to promote Hispanics into supervisory positions, discriminated against African-Americans and Hispanics in service sales representative route assignments and discriminated against African-Americans in hourly pay in Cintas' Rental division only throughout the United States. The *Ramirez* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. No filings or determinations have been made in *Ramirez* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. On February 24, 2006, a motion to intervene in *Serrano* was filed by intervening plaintiffs Colleen Grindle, et al. on behalf of a subclass of female employees at Cintas' Perrysburg, Ohio rental location who allegedly were denied hire, promotion or transfer to service sales representative positions. On March 24, 2006, the plaintiffs Colleen Grindle, et al. withdrew their motion to intervene without prejudice. On February 20, 2007, the plaintiffs Colleen Grindle, et al. filed a separate lawsuit in the Court of Common Pleas, Wood County, Ohio, captioned *Colleen Grindle, et al. v. Cintas Corporation* (*Grindle*), on behalf of a class of female employees at Cintas' Perrysburg, Ohio location who allegedly were denied hire, promotion or transfer to service sales representative positions on the basis of their gender. The *Grindle* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. No filings or determinations have been made in *Grindle* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. In addition, a class action lawsuit, *Larry Houston, et al. v. Cintas Corporation* (*Houston*), was filed on August 3, 2005, in the United States District Court for the Northern District of California on behalf of African-American managers alleging racial discrimination. On November 22, 2005, the court entered an order requiring the named plaintiffs in the *Houston* lawsuit to arbitrate all of their claims for monetary damages. If there is an adverse verdict or a negotiated settlement of all or any of these actions, the resulting liability and/or any increased costs of operations on an ongoing basis could be material to Cintas. Any estimated liability relating to these proceedings is not determinable at this time.

Other similar administrative proceedings are pending including two charges filed on November 30, 2004, by an EEOC Commissioner with the EEOC Systemic Litigation Unit alleging: (i) failure to hire and assign females to production job positions; and (ii) failure to hire females, African-Americans and Hispanics into the Management Trainee program. The investigations of these allegations are pending and no determinations have been made. On August 29, 2006, the EEOC Indianapolis District Office issued a dismissal and notice of rights and closed its file on the Clifton Cooper charge served on Cintas on March 23, 2005, by Cooper on behalf of himself and a similarly situated class with the EEOC Systemic Litigation Unit alleging discriminatory pay and treatment due to race. Mr. Cooper's claims are now part of the *Houston* arbitration matter disclosed hereinabove.

Cintas is also a defendant in a lawsuit, *J. Lester Alexander, III v. Cintas Corporation, et al.* which was originally filed on October 25, 2004, and is currently pending in the Circuit Court of Randolph County, Alabama. The case was brought by J. Lester Alexander, III, the Chapter 7 Trustee (the Trustee) of Terry Manufacturing Company, Inc. (TMC) and Terry Uniform Company, LLC (TUC), against Cintas in Randolph County, Alabama. The Trustee seeks damages against Cintas for allegedly breaching fiduciary duties to TMC and TUC and for allegedly aiding and abetting breaches of fiduciary duties by others to those entities. The complaint also includes allegations that Cintas breached certain limited liability company agreements, or alternatively, misrepresented its intention to perform its obligations in those agreements and acted as alter egos of the bankrupt TMC and is therefore liable for all of TMC's debts. The Trustee is seeking $50,000 in compensatory damages and $100,000 in punitive damages. Cintas denies these claims and is vigorously defending itself against all claims in the complaint. If there is an adverse verdict on the merits or in the event of a negotiated settlement of this lawsuit, the resulting liability could be material to Cintas. Any estimated liability relating to this lawsuit is not determinable at this time.

The litigation discussed above, if decided adversely to or settled by Cintas, may, individually or in the aggregate, result in liability material to Cintas' financial condition or results of operations. Cintas may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements if it believes such settlement is in the best interest of Cintas' shareholders.

13. Segment Information

Cintas classifies its businesses into two operating segments, Rentals and Other Services, based on the similar economic and organizational characteristics of the products and services within each segment. The Rentals segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels. In addition to these rental items, we also provide restroom and hygiene products and services within this segment. The Other Services segment consists of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products. Both segments provide these products and services throughout the United States and Canada to businesses of all types—from small service and manufacturing companies to major corporations that employ thousands of people.

Information as to the operations of Cintas' different segments is set forth below based on the distribution of products and services offered. Cintas evaluates performances based on several factors of which the primary financial measures are business segment revenue and income before income taxes. The accounting policies of the segments are the same as those described in Note 1 entitled Significant Accounting Policies.

	Rentals	Other Services	Corporate	Total
May 31, 2007				
Revenue	$2,734,629	$972,271	$ —	$3,706,900
Gross margin	$1,219,444	$361,911	$ —	$1,581,355
Selling and administrative expenses	757,058	253,124	(6,224)	1,003,958
Interest income	—	—	(6,480)	(6,480)
Interest expense	—	—	50,324	50,324
Income before income taxes	$ 462,386	$108,787	$ (37,620)	$ 533,553
Depreciation and amortization	$ 135,207	$ 40,719	$ —	$ 175,926
Capital expenditures	$ 132,857	$ 47,967	$ —	$ 180,824
Total assets	$2,567,070	$847,997	$155,413	$3,570,480
May 31, 2006 (Restated)*				
Revenue	$2,568,776	$834,832	$ —	$3,403,608
Gross margin	$1,161,947	$292,845	$ —	$1,454,792
Selling and administrative expenses	693,579	218,171	—	911,750
Interest income	—	—	(6,759)	(6,759)
Interest expense	—	—	31,782	31,782
Income before income taxes	$ 468,368	$ 74,674	$ (25,023)	$ 518,019
Depreciation and amortization	$ 130,327	$ 30,326	$ —	$ 160,653
Capital expenditures	$ 125,290	$ 31,342	$ —	$ 156,632
Total assets	$2,530,685	$653,099	$241,453	$3,425,237
May 31, 2005 (Restated)*				
Revenue	$2,363,397	$703,886	$ —	$3,067,283
Gross margin	$1,067,405	$237,354	$ —	$1,304,759
Selling and administrative expenses	639,637	178,566	—	818,203
Interest income	—	—	(6,914)	(6,914)
Interest expense	—	—	24,448	24,448
Income before income taxes	$ 427,768	$ 58,788	$ (17,534)	$ 469,022
Depreciation and amortization	$ 125,946	$ 22,229	$ —	$ 148,175
Capital expenditures	$ 117,377	$ 23,350	$ —	$ 140,727
Total assets	$2,245,600	$504,716	$309,428	$3,059,744

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

14. Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended May 31, 2007 and 2006:

May 31, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$914,161	$923,266	$905,398	$964,075
Gross margin	$390,481	$391,073	$385,827	$413,974
Net income	$ 84,962	$ 82,527	$ 76,727	$ 90,322
Basic earnings per share	$ .53	$ .51	$ .48	$ .57
Diluted earnings per share	$ .53	$ .51	$ .48	$ .57
Weighted average number of shares outstanding (000's)	160,770	160,312	159,311	158,657

May 31, 2006 (Restated)*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$823,475	$835,785	$836,421	$907,927
Gross margin	$355,488	$350,461	$352,970	$395,873
Net income	$ 78,422	$ 76,839	$ 76,594	$ 91,527
Basic earnings per share	$ .46	$ .46	$ .46	$ .55
Diluted earnings per share	$ .46	$ .46	$ .45	$ .55
Weighted average number of shares outstanding (000's)	168,939	167,975	168,038	166,854

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

15. Supplemental Guarantor Information

Cintas Corporation No. 2 (Corp. 2) is the indirectly, wholly-owned principal operating subsidiary of Cintas. Corp. 2 is the issuer of the $700,000 of senior notes, which are unconditionally guaranteed, jointly and severally, by Cintas and its wholly-owned, direct and indirect domestic subsidiaries.

As allowed by SEC rules, the following condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the guarantors. Each of the subsidiaries presented in the condensed consolidating financial statements has been fully consolidated in Cintas' consolidated financial statements. The condensed consolidating financial statements should be read in conjunction with the financial statements of Cintas and notes thereto of which this note is an integral part.

Condensed consolidating financial statements for Cintas, Corp. 2, the subsidiary guarantors and non-guarantors are presented below:

Condensed Consolidating Income Statement

Year Ended May 31, 2007	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rentals	$ —	$2,009,095	$ 554,595	$171,634	$ (695)	$2,734,629
Other services	—	1,337,319	543,535	57,625	(966,208)	972,271
Equity in net income of affiliates	334,538	—	—	—	(334,538)	—
	334,538	3,346,414	1,098,130	229,259	(1,301,441)	3,706,900
Costs and expenses (income):						
Cost of rentals	—	1,249,798	333,004	102,133	(169,750)	1,515,185
Cost of other services	—	1,015,381	352,099	35,424	(792,544)	610,360
Selling and administrative expenses	—	891,836	70,341	48,817	(7,036)	1,003,958
Interest income	—	(2,628)	(528)	(3,324)	—	(6,480)
Interest expense	—	50,981	(6,307)	5,650	—	50,324
	—	3,205,368	748,609	188,700	(969,330)	3,173,347
Income before income taxes	334,538	141,046	349,521	40,559	(332,111)	533,553
Income taxes	—	52,853	130,972	15,190	—	199,015
Net income	$334,538	$ 88,193	$ 218,549	$ 25,369	$ (332,111)	$ 334,538

Condensed Consolidating Income Statement

Year Ended May 31, 2006 (Restated)*	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rentals	$ —	$1,887,625	$524,556	$157,124	$ (529)	$2,568,776
Other services	—	1,154,847	434,851	54,812	(809,678)	834,832
Equity in net income of affiliates	323,382	—	—	—	(323,382)	—
	323,382	3,042,472	959,407	211,936	(1,133,589)	3,403,608
Costs and expenses (income):						
Cost of rentals	—	1,162,222	324,602	92,753	(172,748)	1,406,829
Cost of other services	—	870,532	284,310	35,082	(647,937)	541,987
Selling and administrative expenses	—	838,556	26,580	45,922	692	911,750
Interest income	—	(4,721)	(366)	(1,672)	—	(6,759)
Interest expense	—	32,323	(4,864)	4,323	—	31,782
	—	2,898,912	630,262	176,408	(819,993)	2,885,589
Income before income taxes	323,382	143,560	329,145	35,528	(313,596)	518,019
Income taxes	—	55,395	127,005	12,237	—	194,637
Net income	$323,382	$ 88,165	$202,140	$ 23,291	$ (313,596)	$ 323,382

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

Condensed Consolidating Income Statement

Year Ended May 31, 2005 (Restated)*	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rentals	$ —	$1,750,109	$479,868	$133,767	$ (347)	$2,363,397
Other services	—	734,305	334,062	41,605	(406,086)	703,886
Equity in net income of affiliates	292,547	—	—	—	(292,547)	—
	292,547	2,484,414	813,930	175,372	(698,980)	3,067,283
Costs and expenses (income):						
Cost of rentals	—	1,051,256	300,172	79,832	(135,268)	1,295,992
Cost of other services	—	510,470	221,521	26,867	(292,326)	466,532
Selling and administrative expenses	—	748,414	(3,042)	39,448	33,383	818,203
Interest income	—	(5,691)	(15)	(1,208)	—	(6,914)
Interest expense	—	25,467	(4,799)	3,780	—	24,448
	—	2,329,916	513,837	148,719	(394,211)	2,598,261
Income before income taxes	292,547	154,498	300,093	26,653	(304,769)	469,022
Income taxes	—	57,802	112,272	6,401	—	176,475
Net income	$292,547	$ 96,696	$187,821	$ 20,252	$(304,769)	$ 292,547

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

Condensed Consolidating Balance Sheet

As of May 31, 2007	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 1,327	$ 7,787	$ 26,246	$ —	$ 35,360
Marketable securities	—	36,664	—	83,389	—	120,053
Accounts receivable, net	—	271,868	136,349	24,252	(23,599)	408,870
Inventories, net	—	204,164	27,382	7,775	(7,580)	231,741
Uniforms and other rental items in service	—	273,246	82,654	21,482	(32,451)	344,931
Prepaid expenses	—	11,486	3,391	904	—	15,781
Total current assets	—	798,755	257,563	164,048	(63,630)	1,156,736
Property and equipment, at cost, net	—	619,691	244,690	55,862	—	920,243
Goodwill	—	347,516	876,380	21,981	—	1,245,877
Service contracts, net	—	102,574	64,111	4,676	—	171,361
Other assets, net	1,665,370	72,191	1,374,388	194,142	(3,229,828)	76,263
	$1,665,370	$1,940,727	$2,817,132	$440,709	$(3,293,458)	$3,570,480
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ (465,247)	$ (423,711)	$ 925,208	$ 1,926	$ 26,446	$ 64,622
Accrued compensation and related liabilities	—	42,152	17,667	3,007	—	62,826
Accrued liabilities	—	196,158	(1,015)	6,477	(934)	200,686
Current income taxes	—	586	16,183	1,815	—	18,584
Deferred income taxes	—	—	50,237	1,942	—	52,179
Long-term debt due within one year	—	3,228	1,100	—	(187)	4,141
Total current liabilities	(465,247)	(181,587)	1,009,380	15,167	25,325	403,038
Long-term debt due after one year	—	882,921	(62,097)	92,448	(36,198)	877,074
Deferred income taxes	—	—	117,485	5,145	—	122,630
Total shareholders' equity	2,130,617	1,239,393	1,752,364	327,949	(3,282,585)	2,167,738
	$1,665,370	$1,940,727	$2,817,132	$440,709	$(3,293,458)	$3,570,480

Condensed Consolidating Balance Sheet

As of May 31, 2006 (Restated)*	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 9,461	$ 8,674	$ 20,779	$ —	$ 38,914
Marketable securities	—	154,711	—	47,828	—	202,539
Accounts receivable, net	—	256,602	124,143	21,378	(12,218)	389,905
Inventories, net	—	172,279	27,582	8,256	(10,117)	198,000
Uniforms and other rental items in service	—	272,197	77,636	19,996	(32,342)	337,487
Prepaid expenses	—	8,169	2,539	455	—	11,163
Total current assets	—	873,419	240,574	118,692	(54,677)	1,178,008
Property and equipment, at cost, net	—	604,813	208,684	50,286	—	863,783
Goodwill	—	292,969	822,165	21,041	—	1,136,175
Service contracts, net	—	112,016	61,324	6,625	—	179,965
Other assets, net	1,582,561	70,113	1,165,524	186,430	(2,937,322)	67,306
	$1,582,561	$1,953,330	$2,498,271	$383,074	$(2,991,999)	$3,425,237
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ (465,247)	$ (205,191)	$ 716,300	$ (12,240)	$ 38,013	$ 71,635
Accrued compensation and related liabilities	—	34,796	12,651	2,687	—	50,134
Accrued liabilities	—	190,728	(7,518)	6,666	(949)	188,927
Current income taxes	—	4,081	37,355	2,258	—	43,694
Deferred income taxes	—	—	50,421	1,248	—	51,669
Long-term debt due within one year	—	3,549	911	—	(172)	4,288
Total current liabilities	(465,247)	27,963	810,120	619	36,892	410,347
Long-term debt due after one year	—	801,649	(61,312)	89,770	(35,653)	794,454
Deferred income taxes	—	10,263	115,187	4,794	—	130,244
Total shareholders' equity	2,047,808	1,113,455	1,634,276	287,891	(2,993,238)	2,090,192
	$1,582,561	$1,953,330	$2,498,271	$383,074	$(2,991,999)	$3,425,237

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2007	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$334,538	$88,193	$218,549	$25,369	$(332,111)	$334,538
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	96,145	32,371	6,665	—	135,181
Amortization of deferred charges	—	23,349	15,079	2,317	—	40,745
Stock-based compensation	4,500	—	—	—	—	4,500
Deferred income taxes	—	(10,263)	9,072	859	—	(332)
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	(13,456)	(7,148)	(2,237)	11,381	(11,460)
Inventories	—	(31,593)	1,328	712	(2,537)	(32,090)
Uniforms and other rental items in service	—	(1,049)	(5,192)	(836)	109	(6,968)
Prepaid expenses	—	(3,229)	(845)	(428)	—	(4,502)
Accounts payable	—	(210,868)	199,229	15,552	(11,567)	(7,654)
Accrued compensation and related liabilities	—	7,356	5,016	228	—	12,600
Accrued liabilities and other	—	5,429	3,859	678	15	9,981
Tax benefit on exercise of stock options	(44)	—	—	—	—	(44)
Income taxes payable	—	(3,495)	(21,129)	(480)	—	(25,104)
Net cash provided by (used in) operating activities	338,994	(53,481)	450,189	48,399	(334,710)	449,391
Cash flows from investing activities:						
Capital expenditures	—	(106,396)	(63,606)	(10,822)	—	(180,824)
Proceeds from sale or redemption of marketable securities	—	120,365	—	(2,191)	—	118,174
Purchase of marketable securities and investments	—	(12,247)	(17,346)	(30,051)	11,129	(48,515)
Acquisitions of businesses, net of cash acquired	—	(81,212)	(79,192)	(303)	—	(160,707)
Other	(82,765)	49,477	(293,014)	325	324,141	(1,836)
Net cash (used in) provided by investing activities	(82,765)	(30,013)	(453,158)	(43,042)	335,270	(273,708)
Cash flows from financing activities:						
Proceeds from issuance of debt	—	250,000	2,460	—	—	252,460
Repayment of debt	—	(169,049)	(378)	—	(560)	(169,987)
Stock options exercised	10,863	—	—	—	—	10,863
Tax benefit on exercise of stock options	44	—	—	—	—	44
Dividends paid	(61,996)	—	—	—	—	(61,996)
Repurchase of common stock	(198,949)	—	—	—	—	(198,949)
Other	(6,191)	(5,591)	—	110	—	(11,672)
Net cash (used in) provided by financing activities	(256,229)	75,360	2,082	110	(560)	(179,237)
Net (decrease) increase in cash and cash equivalents	—	(8,134)	(887)	5,467	—	(3,554)
Cash and cash equivalents at beginning of period	—	9,461	8,674	20,779	—	38,914
Cash and cash equivalents at end of period	$ —	$ 1,327	$ 7,787	$26,246	$ —	$ 35,360

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2006 (Restated)*	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$323,382	$ 88,165	$202,140	$ 23,291	$(313,596)	$323,382
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	91,528	29,220	6,369	—	127,117
Amortization of deferred charges	—	18,611	12,115	2,810	—	33,536
Stock-based compensation	4,725	—	—	—	—	4,725
Deferred income taxes	—	41	(484)	391	—	(52)
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	(9,074)	(22,532)	(12,376)	(172)	(44,154)
Inventories	—	28,804	(1,688)	831	(5,914)	22,033
Uniforms and other rental items in service	—	(16,621)	(2,749)	(3,412)	(3,901)	(26,683)
Prepaid expenses	—	(1,901)	(537)	133	—	(2,305)
Accounts payable	—	(294,789)	311,988	(14,870)	—	2,329
Accrued compensation and related liabilities	—	6,509	4,128	787	—	11,424
Accrued liabilities	—	(6,848)	2,902	2,028	13	(1,905)
Tax benefit on exercise of stock options	(306)	—	—	—	—	(306)
Income taxes payable	—	4,721	6,177	957	29	11,884
Net cash provided by (used in) operating activities	327,801	(90,854)	540,680	6,939	(323,541)	461,025
Cash flows from investing activities:						
Capital expenditures	—	(79,858)	(60,271)	(16,503)	—	(156,632)
Proceeds from sale or redemption of marketable securities	—	70,772	—	16,705	—	87,477
Purchase of marketable securities and investments	—	(10,266)	(19,489)	(34,119)	31,942	(31,932)
Acquisitions of businesses, net of cash acquired	—	(231,896)	(109,312)	(5,155)	—	(346,363)
Other	44,829	11,108	(346,645)	3,671	294,441	7,404
Net cash provided by (used in) investing activities	44,829	(240,140)	(535,717)	(35,401)	326,383	(440,046)
Cash flows from financing activities:						
Proceeds from issuance of debt	—	333,500	—	—	—	333,500
Repayment of debt	—	(6,594)	(8,859)	10,992	(2,842)	(7,303)
Stock options exercised	14,402	—	—	—	—	14,402
Tax benefit on exercise of stock options	306	—	—	—	—	306
Dividends paid	(58,823)	—	—	—	—	(58,823)
Repurchase of common stock	(323,409)	—	—	—	—	(323,409)
Other	(5,106)	290	—	20,882	—	16,066
Net cash (used in) provided by financing activities	(372,630)	327,196	(8,859)	31,874	(2,842)	(25,261)
Net (decrease) increase in cash and cash equivalents	—	(3,798)	(3,896)	3,412	—	(4,282)
Cash and cash equivalents at beginning of period	—	13,259	12,570	17,367	—	43,196
Cash and cash equivalents at end of period	$ —	$ 9,461	$ 8,674	$ 20,779	$ —	$ 38,914

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2005 (Restated)*	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$292,547	$ 96,696	$187,821	$20,252	$(304,769)	$292,547
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	89,467	24,480	5,866	—	119,813
Amortization of deferred charges	—	17,723	8,295	2,344	—	28,362
Stock-based compensation	7,971	—	—	—	—	7,971
Deferred income taxes	—	—	5,229	(1,353)	—	3,876
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	(26,906)	(8,917)	(322)	(172)	(36,317)
Inventories	—	(29,704)	635	(2,512)	5,260	(26,321)
Uniforms and other rental items in service	—	(6,335)	(7,214)	(581)	6,962	(7,168)
Prepaid expenses	—	225	(907)	(210)	—	(892)
Accounts payable	—	(78,831)	105,695	(11,137)	—	15,727
Accrued compensation and related liabilities	—	4,424	2,216	266	—	6,906
Accrued liabilities	—	12,211	(111)	331	13	12,444
Tax benefit on exercise of stock options	(1,165)	—	—	—	—	(1,165)
Income taxes payable	—	32,998	(35,673)	790	—	(1,885)
Net cash provided by (used in) operating activities	299,353	111,968	281,549	13,734	(292,706)	413,898
Cash flows from investing activities:						
Capital expenditures	—	(93,901)	(39,883)	(6,943)	—	(140,727)
Proceeds from sale or redemption of marketable securities	—	79,716	247	23,034	—	102,997
Purchase of marketable securities and investments	—	(177,089)	(18,326)	(62,141)	55,609	(201,947)
Acquisitions of businesses, net of cash acquired	—	(4,565)	(104,096)	(415)	—	(109,076)
Other	(193,280)	50,040	(109,729)	12,343	238,645	(1,981)
Net cash (used in) provided by investing activities	(193,280)	(145,799)	(271,787)	(34,122)	294,254	(350,734)
Cash flows from financing activities:						
Repayment of debt	—	(9,655)	(5,249)	5,877	(1,548)	(10,575)
Stock options exercised	9,993	—	—	—	—	9,993
Tax benefit on exercise of stock options	1,165	—	—	—	—	1,165
Dividends paid	(54,968)	—	—	—	—	(54,968)
Repurchase of common stock	(58,204)	—	—	—	—	(58,204)
Other	(4,059)	290	—	9,033	—	5,264
Net cash (used in) provided by financing activities	(106,073)	(9,365)	(5,249)	14,910	(1,548)	(107,325)
Net (decrease) increase in cash and cash equivalents	—	(43,196)	4,513	(5,478)	—	(44,161)
Cash and cash equivalents at beginning of period	—	56,455	8,057	22,845	—	87,357
Cash and cash equivalents at end of period	$ —	$ 13,259	$ 12,570	$17,367	$ —	$ 43,196

* Restated to reflect the adoption of FAS 123(R) using the modified-retrospective method. See Note 1 entitled Significant Accounting Policies.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Nothing to report.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

With the participation of Cintas' management, including Cintas' Chief Executive Officer and President, Chief Financial Officer, General Counsel and Controllers, Cintas has evaluated the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of May 31, 2007. Based on such evaluation, Cintas' management, including Cintas' Chief Executive Officer and President, Chief Financial Officer, General Counsel and Controllers, have concluded that Cintas' disclosure controls and procedures were effective as of May 31, 2007, in ensuring (i) information required to be disclosed by Cintas in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) information required to be disclosed by Cintas in the reports that it files or submits under the Exchange Act is accumulated and communicated to Cintas' management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

There were no changes in Cintas' internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended May 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. See "Management's Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" in Item 8 preceding Cintas' financial statements.

Item 9B. Other Information

Nothing to report.

Part III

Items 10, 11, 12, 13 and 14 of Part III are incorporated by reference to the Registrant's Proxy Statement for its 2007 Annual Shareholders' Meeting to be filed with the Commission pursuant to Regulation 14A.

The information called for by Item 12 relating to "Securities Authorized for Issuance under Equity Compensation Plans" is set forth in the table below:

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan category	Number of shares to be issued upon exercise of outstanding options [1]	Weighted average exercise price of outstanding options [1]	Number of shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	6,648,604	$40.60	13,200,297
Equity compensation plans not approved by shareholders	—	—	—
Total	6,648,604	$40.60	13,200,297

[1] Excludes 329,424 unvested restricted stock units.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements. All financial statements required to be filed by Item 8 of this Form and included in this report are listed in Item 8. No additional financial statements are filed because the requirements for paragraph (d) under Item 14 are not applicable to Cintas.

(a) (2) Financial Statement Schedule:
For each of the three years in the period ended May 31, 2007.

Schedule II: Valuation and Qualifying Accounts and Reserves.

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or Notes thereto.

(a) (3) Exhibits.

Exhibit Number	Description of Exhibit
3.1	Restated Articles of Incorporation (Incorporated by reference to Cintas' Annual Report on Form 10-K for the year ended May 31, 1989.)
3.2	Amended and Restated By-laws (Incorporated by reference to Cintas' Form 8-K dated March 8, 2007.)
3.3	Amendments to the Articles of Incorporation of Cintas Corporation **
4.1	Indenture dated as of May 28, 2002, among Cintas Corporation No. 2, as issuer, Cintas Corporation, as parent guarantor, the subsidiary guarantors thereto and Wachovia Bank, National Association, as trustee (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)
4.2	Form of 5-1/8% Senior Note due 2007 (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)
4.3	Form of 6% Senior Note due 2012 (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)
4.4	Form of 6.15% Senior Note due 2036 (Incorporated by reference into Cintas' Form 8-K dated August 17, 2006.)
10.1*	Incentive Stock Option Plan (Incorporated by reference to Cintas' Registration Statement No. 33-23228 on Form S-8 filed under the Securities Act of 1933.)
10.2*	Partners' Plan, as Amended (Incorporated by reference to Cintas' Registration Statement No. 33-56623 on Form S-8 filed under the Securities Act of 1933.)
10.5	Agreement and Plan of Merger dated January 9, 1999, by and among Unitog Company, Cintas Image Acquisition Company and Cintas Corporation (Incorporated by reference to the Unitog Company's Form 8-K dated January 9, 1999.)
10.6	Amendment No. 1 to Agreement and Plan of Merger dated March 23, 1999, by and among Unitog Company, Cintas Image Acquisition Company and Cintas Corporation (Incorporated by reference to Cintas' Form 8-K dated March 24, 1999.)
10.9*	Unitog Company 1997 Stock Option Plan (Incorporated by reference to the Unitog Company's 1997 Proxy Statement.)

10.10* 1999 Cintas Corporation Stock Option Plan (Incorporated by reference to Cintas' Form 10-Q for the quarter ended November 30, 2000.)

10.11* Directors' Deferred Compensation Plan (Incorporated by reference to Cintas' Form 10-Q for the quarter ended November 30, 2001.)

10.13 Stock purchase agreement between Cintas Corporation and Filuxel SA dated as of March 15, 2002 (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2002.)

10.14 Bridge loan agreement dated May 8, 2002, among Cintas Corporation No. 2, as borrower, Cintas Corporation as a guarantor, the lenders, Bank One, NA, as agent, and Merrill Lynch Bank USA, as syndication agent (Incorporated by reference to Cintas' Form 8-K dated May 13, 2002.)

10.15 Purchase Agreement dated as of May 28, 2002, among Cintas Corporation No. 2, as issuer, Cintas Corporation as parent guarantor, the subsidiary guarantors named therein and the initial purchasers named therein (Incorporated by reference to Cintas' Form 10-K dated May 31, 2002.)

10.16* Amended and Restated 2003 Directors' Stock Option Plan (Incorporated by reference to Cintas' Form 10-K dated May 31, 2004.)

10.17* Form of agreement signed by Officers, General/Branch Managers, Professionals and Key Managers, including Executive Officers (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)

10.18* President and CEO Executive Compensation Plan (Incorporated by reference to Cintas' Form 10-K dated May 31, 2005.)

10.19* 2006 Executive Incentive Plan (Incorporated by reference to Cintas' Form 10-K dated May 31, 2005.)

10.20* 2005 Equity Compensation Plan (Incorporated by reference to Cintas' Registration Statement No. 333-131375 on Form S-8 filed under the Securities Act of 1933.)

10.21* Criteria for Performance Evaluation of the President and CEO (Incorporated by reference to Cintas' Form 10-K dated May 31, 2006.)

10.22* 2007 Executive Incentive Plan (Incorporated by reference to Cintas' Form 10-K dated May 31, 2006.)

14 Code of Ethics (Incorporated by reference to Cintas' Form 10-K dated May 31, 2004.)

21 Subsidiaries of the Registrant **

23 Consent of Independent Registered Public Accounting Firm **

31.1 Certification of Principal Executive Officer, Pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934 **

31.2 Certification of Principal Financial Officer, Pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934 **

32.1 Certification of Chief Executive Officer, Pursuant to 18 U.S.C. § 1350 **

32.2 Certification of Chief Financial Officer, Pursuant to 18 U.S.C. § 1350 **

* Management compensatory contracts
** Filed herewith

Cintas will provide shareholders with any exhibit upon the payment of a specified reasonable fee, which fee shall be limited to Cintas' reasonable expenses in furnishing such exhibit.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINTAS CORPORATION

By: /s/ Scott D. Farmer
Scott D. Farmer
Chief Executive Officer

DATE SIGNED: July 30, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Richard T. Farmer Richard T. Farmer	Chairman of the Board of Directors	July 30, 2007
/s/ Robert J. Kohlhepp Robert J. Kohlhepp	Vice Chairman of the Board of Directors	July 30, 2007
/s/ Scott D. Farmer Scott D. Farmer	Chief Executive Officer, President and Director	July 30, 2007
/s/ Paul R. Carter Paul R. Carter	Director	July 30, 2007
/s/ Gerald S. Adolph Gerald S. Adolph	Director	July 30, 2007
/s/ Gerald V. Dirvin Gerald V. Dirvin	Director	July 30, 2007
/s/ William C. Gale William C. Gale	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 30, 2007

Cintas Corporation
Schedule II — Valuation and Qualifying Accounts and Reserves

(In thousands)	Balance at Beginning of Year	Additions (1) Charged to Costs and Expenses	Additions (2) Charged to Other Accounts	(3) Deductions	Balance at End of Year
Allowance for Doubtful Accounts					
May 31, 2005	$ 8,354	$ 3,870	$ 1,993	$ 4,326	$ 9,891
May 31, 2006	$ 9,891	$ 8,598	$ 2,498	$ 5,468	$ 15,519
May 31, 2007	$ 15,519	$ 3,325	$ 341	$ 4,699	$ 14,486
Reserve for Obsolete Inventory					
May 31, 2005	$ 25,965	$ 3,055	$ 407	$ 4,139	$ 25,288
May 31, 2006	$ 25,288	$ 4,518	$ 3,213	$ 8,572	$ 24,447
May 31, 2007	$ 24,447	$ 2,559	$ 1,084	$ 5,184	$ 22,906

(1) Represents amounts charged to expense to increase reserve for estimated future bad debts or to increase reserve for obsolete inventory. Amounts related to inventory are computed by performing a thorough analysis of future marketability by specific inventory item.

(2) Represents a change in the appropriate balance sheet reserve due to acquisitions during the respective period.

(3) Represents reductions in the balance sheet reserve due to the actual write-off of non-collectible accounts receivable or the physical disposal of obsolete inventory items. These amounts do not impact Cintas' consolidated income statement.

Exhibit 31.1
Certification of Principal Executive Officer Pursuant to Rule 13a – 14(a)

I, Scott D. Farmer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cintas Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 30, 2007

/s/ Scott D. Farmer
Scott D. Farmer
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2
Certification of Principal Financial Officer Pursuant to Rule 13a – 14(a)

I, William C. Gale, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cintas Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 30, 2007

/s/ William C. Gale
William C. Gale
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1
Certification of Chief Executive Officer Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Report of Cintas Corporation (the "Company") on Form 10-K for the period ending May 31, 2007 (the "Report"), I, Scott D. Farmer, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Scott D. Farmer
Scott D. Farmer
Principal Executive Officer

July 30, 2007

Exhibit 32.2
Certification of Chief Financial Officer Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Report of Cintas Corporation (the "Company") on Form 10-K for the period ending May 31, 2007 (the "Report"), I, William C. Gale, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William C. Gale
William C. Gale
Principal Financial Officer

July 30, 2007

Officers of Cintas Corporation

Corporate Officers

Richard T. Farmer
Chairman of the Board

Scott D. Farmer
President and Chief Executive Officer

Thomas E. Frooman
Vice President and Secretary,
General Counsel

William C. Gale
Senior Vice President and
Chief Financial Officer

Robert J. Kohlhepp
Vice Chairman of the Board

Michael L. Thompson
Vice President and Treasurer

Operating and Staff Officers

David B. Armbrester
Vice President
SouthEast Rental Group

Jonathan B. Baker
Vice President
NorthEast Rental Group

Kevin M. Bien
Vice President
Global Sourcing

Steven G. Blyth
Vice President
Western Region Sales

Darrell A. Boff
Vice President
MidWest Rental Group

Daniel P. Braun
Vice President
MidSouth Rental Group

Jay T. Bruscato
Vice President
NorthCentral and
Central Plains Region Sales

Brian Bugara
Vice President
MidWest Region Sales

Karen L. Carnahan
Vice President
Corporate Development

James J. Case
Vice President
SouthWest Rental Group

William L. Cronin
President and Chief Operating Officer
National Account Sales Division

Doyle W. Denny
Vice President
Central Pacific Rental Group

Gregory J. Eling
Vice President
Central Rental Group

Robin H. Everhart
Vice President
Corporate Compliance

Scott A. Garula
Vice President
Emerging Businesses

William W. Goetz
Vice President and
Chief Marketing Officer

J. Todd Gregory
Vice President
SouthCentral Rental Group

John D. Hart
Vice President
Northern Rental Group

Laura J. Hendricks
Vice President
Distribution and Production Planning

J. Phillip Holloman
Senior Vice President
Global Supply Chain Management
and Vice President
Six Sigma Initiatives

Paul G. Jantsch
Vice President
International Development

Timothy L. Jones
Vice President
MidAtlantic Rental Group

William C. Langtim
Vice President
NorthCentral Rental Group

Glenn W. Larsen
Vice President
Global Manufacturing and Textile R&D

Pamela J. Lowe
Vice President
Corporate Communications

J. Bradley McNeese
Vice President
Central Plains Rental Group

John W. Milligan
President and Chief Operating Officer
Rental Division

Robert W. Mitchell, Jr.
Vice President
Central Region Sales

John E. Myers
Senior Vice President
Sales and Marketing

David J. Perun
Vice President
NorthWest Rental Group

James Pisarcik
Vice President
Northern and
MidAtlantic Region Sales

David Pollak, Jr.
Senior Vice President
Business Strategy

Randy K. Pound
Vice President
Safety and Engineering Solutions

Rodger V. Reed
Vice President
Garment Business Strategy

James R. Reeder
Vice President
Western Rental Group

Peter S. Rego
Vice President
NorthEast Region Sales

Brent A. Schafer
Vice President
SouthWest Region Sales

Todd M. Schneider
Vice President
MidSouth and
SouthCentral Region Sales

Matthew G. Sharrers
Vice President
NorthWest and
Central Pacific Region Sales

Richard B. Surdykowski, Jr.
Vice President
SouthEast Region Sales

G. Thomas Thornley
Vice President
Chief Information Officer

Michael A. Womack
Vice President
Human Resources


CiNTAS
THE SERVICE PROFESSIONALS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

Dear Shareholder:

We invite you to attend our Annual Meeting of Shareholders on October 23, 2007, at 10:00 a.m. Eastern Time at Cintas' Headquarters, 6800 Cintas Boulevard, Cincinnati, Ohio.

This booklet includes notice of the meeting and the proxy statement. The proxy statement tells you more about the agenda and procedures for the meeting. It also describes how the Board operates and gives personal information about our director candidates.

Shareholders entitled to vote at this Annual Meeting are those of record as of the close of business on August 24, 2007. Please note that only shareholders of record or holders of valid proxies from such shareholders may attend or vote at the meeting. **Since seating will be limited, we ask shareholders to call 1-866-246-8277 to make a reservation for the meeting. When making your reservation, please give your full name, company name and address. If you do not make a reservation, you may not be provided entry into the meeting due to limited space.**

Upon arrival at the Annual Meeting, shareholders may be asked for a form of personal identification and proof of stock ownership. This can be in the form of a brokerage statement or proxy card. Based on this proof of ownership and the reservation system noted above, an admission ticket will be given to the shareholder at the meeting. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the meeting.

Whether or not you plan to attend the meeting, please complete and return your proxy form or vote by telephone or via the Internet by following the instructions on your proxy card.

Sincerely,

Richard T. Farmer
Chairman of the Board

September 10, 2007

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CINTAS CORPORATION

Time: 10:00 a.m., Eastern Time

Date: October 23, 2007

Place: Cintas Corporate Headquarters
6800 Cintas Boulevard
Cincinnati, Ohio

Purpose:

1. To elect nine directors;
2. To ratify Ernst & Young LLP as our independent registered public accounting firm for fiscal 2008;
3. To vote on two shareholder proposals if properly presented; and
4. To conduct other business if properly raised.

Only shareholders of record on August 24, 2007, may attend or vote at the meeting. The approximate mailing date of the proxy statement and accompanying proxy card is September 10, 2007.

The vote of each shareholder is important. You can vote your shares by completing and returning the proxy card sent to you. Shareholders can also vote their shares over the Internet or by telephone by following the voting instructions on the proxy card attachment enclosed.



Thomas E. Frooman
Vice President and Secretary – General Counsel

September 10, 2007

TABLE OF CONTENTS

GENERAL INFORMATION

Who may vote
Shareholders of Cintas, recorded in our stock register on August 24, 2007, may vote at the meeting. As of that date, Cintas had 158,858,361 shares of Common Stock outstanding. Each share is entitled to one vote on each matter submitted to the shareholders at the annual meeting.

How to vote
You may vote in person at the meeting or by proxy. You may also vote by Internet or telephone using one of the methods described in the proxy card. We recommend you vote by proxy, Internet or telephone even if you plan to attend the meeting. If desired, you can change your vote at the meeting.

How proxies work
Cintas' Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of our director candidates. You may also vote for or against the other proposals or abstain from voting.

All proxies properly signed will, unless a different choice is indicated, be voted "FOR" the election of all nominees for Directors proposed by the Nominating and Corporate Governance Committee, "FOR" the ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2008, "AGAINST" shareholder proposal one if properly presented and "AGAINST" shareholder proposal two if properly presented.

You may receive more than one proxy or voting card depending on how you hold your shares. Shares registered in your name are covered by one card. If you hold shares through someone else, such as a stockbroker, you may get material from them asking how you want to vote.

If any other matters come before the meeting or any postponement or adjournment, each proxy will be voted in the discretion of the individuals named as proxies on the card.

Revoking a proxy
You may revoke your proxy at any time before the vote is taken by submitting a new proxy with a later date, by voting in person at the meeting or by notifying Cintas' Secretary in writing at the address under "Questions?" on page 29.

Quorum
In order to carry on the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person.

Votes needed
The nine nominees receiving the most votes will be elected as members of the Board of Directors subject to a resignation policy in our Bylaws that applies to any nominee who does not receive a majority of the votes cast. Approval of all other matters considered at the meeting, including postponement or adjournment, will require the affirmative vote of a majority of shares voting.

Only votes for or against a proposal count. Abstentions and broker nonvotes count for quorum purposes, but not for voting purposes. Broker nonvotes occur when a broker returns a proxy, but does not have authority to vote on a particular proposal.

Attending in person
Only shareholders, their proxy holders and Cintas' guests may attend the meeting.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The Nominating and Corporate Governance Committee of the Board of Directors has nominated for election all of our current directors, namely: Gerald S. Adolph, Paul R. Carter, Gerald V. Dirvin, Richard T. Farmer, Scott D. Farmer, Joyce Hergenhan, Roger L. Howe, Robert J. Kohlhepp and David C. Phillips. Proxies solicited by the Board will be voted for the election of these nominees. All directors elected at the Annual Meeting will be elected to hold office until the next annual meeting. In voting to elect directors, shareholders are not entitled to cumulate their votes.

In accordance with NASDAQ rules, our Board of Directors affirmatively determines the independence of each director and nominee for election as a director in accordance with the elements of independence set forth in the NASDAQ listing standards and Exchange Act rules. Cintas' Director Independence Standards are available on its website at www.cintas.com. Based on these standards, the Board determined that each of the following nonemployee directors is independent: Gerald S. Adolph, Paul R. Carter, Gerald V. Dirvin, Joyce Hergenhan, Roger L. Howe and David C. Phillips. Our Audit, Compensation and Nominating and Corporate Governance Committees are composed solely of independent directors. All directors are elected for one-year terms. Personal information on each of our nominees is given below.

If a director nominee becomes unavailable before the election, your proxy card authorizes us to vote for a replacement nominee if the Board names one.

The Board recommends you vote FOR each of the following candidates:

Gerald S. Adolph[3 & 4]
53

Gerald S. Adolph was elected a Director of Cintas in 2006. Mr. Adolph is currently a Senior Vice President with Booz Allen Hamilton. Mr. Adolph has held numerous leadership positions at Booz Allen, including Worldwide Chemicals Practice Leader, Worldwide Consumer and Health Practice Leader and Global Mergers and Restructuring Practice Leader. He has also served on the Booz Allen Board of Directors.

Paul R. Carter[2 & 4]
67

Paul R. Carter was elected a Director of Cintas in 2002 and is the Chairman of the Audit Committee. Mr. Carter formerly was a Director of Wal-Mart Stores, Inc. and its Chief Financial Officer. He retired as Executive Vice President of Wal-Mart Stores, Inc. and President of Wal-Mart's real estate division effective January 31, 2003.

Gerald V. Dirvin[3 & 4]
70

Gerald V. Dirvin was elected a Director of Cintas in 1993 and is the Chairman of the Compensation Committee. Mr. Dirvin joined The Procter & Gamble Company in 1959 and served in various management positions. He retired as Executive Vice President and Director of Procter & Gamble in 1994.

Richard T. Farmer
72

Richard T. Farmer is the founder of Cintas Corporation. He has served as Chairman of the Board of Cintas Corporation and its predecessor companies since 1968. Prior to the founding of Cintas, Mr. Farmer worked with his family owned company, which Cintas acquired in the early 1970s. Prior to August 1, 1995, Mr. Farmer also served as Chief Executive Officer.

Scott D. Farmer[1]
48

Scott D. Farmer joined Cintas in 1981. He has held the positions of Vice President – National Account Division, Vice President – Marketing and Merchandising, Rental Division Group Vice President and Chief Operating Officer. In 1994, he was elected to the Board of Directors. He was elected Chief Executive Officer in July 2003.

Joyce Hergenhan[3 & 4]
65

Joyce Hergenhan was elected a Director of Cintas in 2004. Ms. Hergenhan was with the General Electric Company for 22 years, serving as both Vice President for Corporate Public Relations and President of the GE Foundation until her retirement in early 2004.

Roger L. Howe[2, 3 & 4]
72

Roger L. Howe has been a Director of Cintas since 1979. He was Chairman of the Board and Chief Executive Officer of U.S. Precision Lens, Inc., until his retirement in 1997.

Robert J. Kohlhepp[1]
63

Robert J. Kohlhepp has been a Director of Cintas since 1979. He has been employed by Cintas since 1967 serving in various executive capacities including Vice President – Finance, Executive Vice President, President and Chief Executive Officer. He now serves as Vice Chairman of the Board. He is also a Director of Parker Hannifin Corporation, Cleveland, Ohio.

David C. Phillips[1, 2 & 4]
69

David C. Phillips was elected a Director of Cintas in 2003. He was designated as Lead Director of the Cintas Board of Directors and is Chairman of the Executive Committee and the Nominating and Corporate Governance Committee. He was with Arthur Andersen LLP for 32 years in which he served in several managing partner leadership positions. After retiring from Arthur Andersen in 1994, he became Chief Executive Officer of Downtown Cincinnati, Inc., from which he retired in 1999 to expand his financial consulting services business and to work with Cincinnati Works, Inc. Cincinnati Works, Inc. is an organization dedicated to reducing the number of people living below the poverty level by assisting them to strive towards self-sufficiency through work. He is also a Director of Meridian Bioscience, Inc. and of Summit Mutual Funds.

Richard T. Farmer is the father of Scott D. Farmer.

[1] Member of the Executive Committee of the Board of Directors.

[2] Member of the Audit Committee of the Board of Directors.

[3] Member of the Compensation Committee of the Board of Directors.

[4] Member of the Nominating and Corporate Governance Committee of the Board of Directors.

CORPORATE GOVERNANCE

Cintas is a Washington corporation and, therefore, governed by the corporate laws of Washington. Since its stock is publicly traded on the NASDAQ Global Select Market and it files reports with the Securities and Exchange Commission, it is also subject to the rules of the National Association of Securities Dealers as well as various provisions of federal securities laws as changed by the Sarbanes-Oxley Act of 2002 (SOX).

Governance of the corporation is placed in the hands of the Directors who, in turn, elect officers to manage the business operations. The Board oversees the management of Cintas on your behalf. It reviews Cintas' long-term strategic plans and exercises direct decision making authority in all major decisions, such as significant acquisitions and the declaration of dividends. The Board also reviews financial and internal controls and management succession plans.

During fiscal 2007, the Board of Directors met on seven occasions (three of which were telephonic). In addition, the independent directors met on three occasions during fiscal 2007 without the presence of management directors. The Lead Director presides over each session.

Cintas expects all directors to attend all Board and shareholder meetings. Each of Cintas' directors attended 100% of the aggregate of all meetings of the Board and committees of which they were a member, except for Mr. Phillips who missed one telephonic Board meeting. All directors attended the 2006 Annual Meeting of Shareholders.

Shareholders may communicate with the full Board or individual directors on matters concerning Cintas by mail or through our website, in each case to the attention of the Secretary.

At its meeting on April 28, 2004, the Board reviewed, approved and adopted the Cintas Code of Ethics. A copy of the Cintas Code of Ethics is available on our website, www.cintas.com.

The Directors have organized themselves into the committees described below to help carry out Board responsibilities. In particular, Board committees work on key issues in greater detail than would be possible at full Board meetings. Each committee reviews the results of its meetings with the full Board.

The Executive Committee is composed of David C. Phillips (Chairman), Scott D. Farmer and Robert J. Kohlhepp. It acts for the Board as required between Board meetings.

Each of the following committees is composed of nonemployee directors each of whom meets the relevant independence requirements established by NASDAQ and SOX that apply to their particular assignments.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for nominating persons for election as directors at each annual shareholders' meeting, filling any Board vacancies that may arise between meetings due to resignation or other factors and developing and recommending to the Board corporate governance policies and guidelines for Cintas. In nominating directors, the Nominating and Corporate Governance Committee takes into account, among other factors which it may deem appropriate, the judgments, skill, diversity, business experience and needs of the Board as its function relates to the business of Cintas. The Nominating and Corporate Governance Committee will consider nominees recommended by security holders in written correspondence directed to the

Secretary of Cintas. A copy of the Nominating and Corporate Governance Committee Charter is available on our website, www.cintas.com.

Committee members: David C. Phillips (Chairman), Gerald S. Adolph, Paul R. Carter, Gerald V. Dirvin, Joyce Hergenhan and Roger L. Howe.

Meetings last year: Two

Audit Committee

The Audit Committee is governed by a written charter adopted by the Board. A copy of the Audit Committee Charter is attached to the proxy statement for Cintas' 2006 Annual Shareholders' Meeting and is also available on our website, www.cintas.com. Paul R. Carter has been designated as the Audit Committee financial expert by the Board of Directors.

The Audit Committee is solely responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The Audit Committee also evaluates information received from the independent registered public accounting firm and management to determine whether the registered public accounting firm is independent of management. The independent registered public accounting firm reports directly to the Audit Committee.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints received by Cintas concerning accounting, internal accounting controls or auditing matters and has established procedures for the confidential and anonymous submission by employees of any concerns they may have regarding questionable accounting, auditing or financial matters.

The Audit Committee approves all audit and nonaudit services performed for Cintas by its independent registered public accounting firm prior to the time that those services are commenced. The Chairman also has the authority to approve these services between regularly scheduled meetings. In this event, the Chairman reports approvals made by him to the full Committee at each of its meetings. For these purposes, the Committee, or its Chairman, is provided with information as to the nature, extent and purpose of each proposed service, as well as the approximate timeframe and proposed cost arrangements for that service.

Committee members: Paul R. Carter (Chairman), Roger L. Howe and David C. Phillips.

Meetings last year: Ten (Seven of which were telephonic meetings).

AUDIT COMMITTEE REPORT

The Audit Committee oversees Cintas' financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. As part of the oversight processes, the Audit Committee regularly meets with management of Cintas, Cintas' independent registered public accounting firm and Cintas' internal auditors. The Audit Committee often meets with each of these groups separately in closed sessions. Throughout the year, the Audit Committee had full access to management and the independent registered public accounting firm and internal auditors for Cintas. To fulfill its responsibilities, the Audit Committee did, among other things, the following:

(a) reviewed and discussed Cintas' audited financial statements for fiscal 2007 with Cintas' management and the independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements;

(b) reviewed the quarterly earnings releases and 10-K and 10-Q filings prior to release;

(c) reviewed management's representations that the audited financial statements were prepared in accordance with generally accepted accounting principles and fairly present the results of operations and financial position of Cintas;

(d) reviewed and discussed with the independent registered public accounting firm the matters required by Statement on Auditing Standards 61 and SEC rules, including matters related to the conduct of the audit of Cintas' consolidated financial statements;

(e) discussed with the independent registered public accounting firm the firm's independence from management and Cintas including the matters in the written disclosures and letter received from the independent registered public accounting firm as required by Independence Standards Board Standard No. 1;

(f) based on the discussions with management and the independent registered public accounting firm, the independent registered public accounting firm's disclosures to the Audit Committee, the representations of management and the report of the independent registered public accounting firm, recommended to the Board, which adopted the recommendation, that Cintas' audited annual financial statements be included in Cintas' Annual Report on Form 10-K for the fiscal year ended May 31, 2007, for filing with the Securities and Exchange Commission;

(g) reviewed all audit and nonaudit services performed for Cintas by the independent registered public accounting firm for the fiscal year ended May 31, 2007, and determined that its provision of nonaudit services was compatible with maintaining its independence from Cintas;

(h) consulted with counsel regarding SOX, NASDAQ's corporate governance listing standards and the corporate governance environment in general and considered any additional requirements placed on the Audit Committee as well as additional procedures or matters the Audit Committee should consider;

(i) reviewed and monitored the progress and results of the testing of internal controls over financial reporting pursuant to Section 404 of SOX, reviewed a report from management and internal audit regarding the design, operation and effectiveness of internal controls over financial reporting and reviewed an attestation report from the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; and

(j) examined the Audit Committee Charter to determine compliance by Cintas and the Committee with its provisions and to determine whether any revisions to the Charter were advisable. No significant changes were made.

RESPECTFULLY SUBMITTED BY THE MEMBERS OF THE AUDIT COMMITTEE, Paul R. Carter (Chairman), Roger L. Howe and David C. Phillips

The Audit Committee appointed Ernst & Young LLP as the independent registered public accounting firm to audit the financial statements of Cintas' fiscal 2007.

Fees billed for services in fiscal 2007 and fiscal 2006 are as follows:

	Fiscal 2007	Fiscal 2006
Audit Fees[1]	$ 751,500	$ 701,000
Audit Related Fees[2]	$ 182,198	$ 161,000
Tax Fees[3]	$ 245,669	$ 120,000
All Other Fees	$ 0	$ 0

(1) Audit fees for fiscal 2007 were higher than fiscal 2006 due in large part to fees relating to attestation of internal controls over financial reporting as required by SOX.

(2) Audit related fees include review of SEC registration statements, benefit plan audits and consultation on accounting standards or transactions.

(3) Tax fees consist of assistance with international tax compliance and review of U.S. tax returns. Tax fees for fiscal 2007 were higher than fiscal 2006 due in large part to fees relating to review of a legal entity restructure change.

Compensation Committee

The Compensation Committee is governed by a written charter adopted by the Board. A copy of the Compensation Committee Charter is available on our website, www.cintas.com. In discharging the responsibilities of the Board of Directors relating to compensation of Cintas' Chief Executive Officer and other senior executive officers, the purposes of the Compensation Committee are, among others, (i) to review and approve the compensation of Cintas' Chief Executive Officer and other senior executive officers, (ii) to oversee the compensation policies and programs of Cintas, including stock and benefit plans and (iii) to oversee management succession planning. The Compensation Committee's specific functions include adopting, administering and approving Cintas' incentive compensation and stock plans and awards, including amendments to the plans or awards and performing such duties and responsibilities under the terms of any executive compensation plan, incentive-compensation plan or equity-based plan. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees as the Compensation Committee may deem appropriate in its sole discretion. Neither Cintas nor the Compensation Committee engaged any compensation consultants for the fiscal year ending May 31, 2007, in recommending the amount or form of executive or director compensation. The Chairman and Vice Chairman of the Board of Directors provide input and recommendations to the Compensation Committee with respect to the compensation to be paid to the nonemployee members of the Board.

Cintas' executive compensation policies are designed to support the corporate objective of maximizing the long-term value of Cintas for its shareholders and employee-partners. To achieve this objective, the Committee believes it is important to provide competitive levels of compensation to attract and retain the most qualified employees, to recognize individuals who exceed expectations and to closely link executive compensation with corporate performance. The methods by which the Committee believes Cintas' long-term objectives can be achieved are through incentive compensation plans and equity compensation plans.

The Compensation Committee processes and procedures for the consideration and determination of executive and director compensation are discussed in the section entitled "Executive Compensation".

Committee members: Gerald V. Dirvin (Chairman), Gerald S. Adolph, Joyce Hergenhan and Roger L. Howe.

Meetings last year: Three

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has ever been an officer or employee of Cintas. None of the members of the Compensation Committee is or was a participant in any related person transaction in fiscal 2007 (see the section titled Related Person Transactions in this proxy statement for a description of our policy on related person transactions). Lastly, none of the members of the Compensation Committee is an executive officer of another entity, at which one of our executive officers serves on the Board of Directors. No named executive officer of Cintas serves as a director or as a member of a committee of any company of which any of Cintas' nonemployee directors are executive officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on the review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Cintas' Proxy Statement on Schedule 14A.

Members of the Compensation Committee:

Gerald V. Dirvin (Chairman)
Gerald S. Adolph
Joyce Hergenhan
Roger L. Howe

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses and analyzes the compensation awarded to, earned by, or paid to the executive officers set forth in the Summary Compensation Table of this proxy statement (collectively, the named executive officers). It also discusses the principles underlying our policies and decisions.

Overview of Compensation Program

The Compensation Committee oversees the compensation programs of Cintas, with particular attention to the compensation for its President and Chief Executive Officer and the other named executive officers. It is the responsibility of the Committee to review and approve or, as the case may be, recommend to the Board of Directors for approval, changes to Cintas' compensation policies and benefits programs, to administer Cintas' stock plans including recommending and approving stock-based awards to named executive officers, and to otherwise ensure that Cintas' compensation philosophy is consistent with the best interests of Cintas and its shareholders and is properly implemented and monitored. Generally, the types of compensation and benefits provided to the named executive officers are similar to those provided to other executives.

The day-to-day administration of savings plans, profit sharing plans, stock plans, health, welfare and paid-time-off plans and policies applicable to salaried employees in general are handled by Cintas' human resources, finance and legal department employees. The responsibility for certain fundamental changes outside the day-to-day requirements necessary to maintain these plans and policies belongs to the Committee.

Cintas has no policy regarding share ownership by the named executive officers. Cintas does have a policy encouraging the named executive officers to retain shares acquired through the long-term equity incentive program.

Compensation Objectives

The primary focus of our executive compensation program is to support the corporate objective of maximizing long-term value for our shareholders and employee-partners. We also strive to provide a competitive level of total compensation to all of our employee-partners, including the named executive officers, that attracts and retains talented and experienced individuals and that motivates them to contribute to Cintas' short-term and long-term success.

Our compensation program is designed to reward both individual and team performance, measured by overall Cintas results and the attainment of individual goals and productivity. The Executive Incentive Plan for fiscal 2007, which applies to all named executive officers other than Mr. Kohlhepp, was based on growth in earnings per share (EPS) and the accomplishment of certain individual goals, except that the compensation arrangement with Mr. S. D. Farmer for fiscal 2007 was based on growth in EPS, growth in sales and other performance goals outlined by the Committee to Mr. S. D. Farmer.

Role of Executive Officers in Compensation Decisions

The Compensation Committee sets the compensation for the named executive officers based on recommendations set forth by management. Annually, management performs a marketing analysis of executive compensation plans. The analysis looks at companies in our industry as well as companies that we consider to be our peer group (i.e. G&K Services, Unifirst, Aramark, Service Master, Iron Mountain, Convergys, Robert Half, Paychex, Walgreens and Fifth Third Bancorp). We benchmark base salary, annual cash incentives, long-term compensation and other compensation. The analysis shows that our named executive officers receive total compensation less than the total compensation of respective named executive officers of the majority of the companies in the peer group identified above.

Based on the market analysis and individual performance, the Vice Chairman of the Board of Directors makes a recommendation to the Committee on the President and Chief Executive Officer's base salary and annual cash incentive target for the upcoming fiscal year. The President and Chief Executive Officer makes a recommendation to the Committee for the base salaries and annual cash incentive targets for the upcoming fiscal year for the Senior Vice President and Chief Financial Officer and the Vice President and Secretary – General Counsel. The Senior Vice President and Chief Financial Officer makes a recommendation to the Committee on the Vice President and Treasurer's base salary and annual cash incentive target for the upcoming fiscal year.

Elements Used to Achieve Compensation Components

The table below summarizes the fiscal 2007 compensation program elements for our named executive officers:

Element	Form of Compensation	Purpose
Base Salaries	Cash	Provides competitive, fixed compensation to attract and retain exceptional executive talent.
Annual Cash Incentives	Cash	Provides a variable financial incentive to achieve corporate and individual operating goals.
Long-Term Equity Incentives	Non-qualified stock options and restricted stock	Encourages named executive officers to build and maintain a long-term equity ownership position in Cintas so that their interests are aligned with our shareholders.
Health, Retirement and Other Benefits	Eligibility to participate in benefit plans generally available to our employee-partners, including Partners' Plan contributions, health, life insurance and disability plans; deferred compensation plan; and certain perquisites	Benefit plans are part of a broad-based employee benefits program. The deferred compensation plan and perquisites provide competitive benefits to our named executive officers.

We believe that each element of our compensation program plays a substantial role in maximizing long-term value for our shareholders and employee-partners because of the significant emphasis on pay-for-performance principles. Generally, approximately 50% of a named executive officer's total compensation is based on Cintas results and the attainment of individual goals. As a result, nonperformance has a significant affect on the amount of compensation realized by the named executive officers.

Each of these elements of pay is described in more detail below.

Base Salaries

The Compensation Committee annually reviews the base salaries of our named executive officers. The Committee also reviews a named executive officer's base salary whenever there is a change in that named executive officer's job responsibilities.

The factors that influence base salary decisions are levels of responsibility, potential for future responsibility, salary levels offered by comparably sized companies and overall performance of the individual. Taking these factors into account, following are the fiscal 2007 base salaries that were approved by the Committee for our named executive offers:

Officer	Fiscal 2007 Base Salary	% Increase / (decrease) over the prior year
Scott D. Farmer	$660,000	4.8%
William C. Gale	$391,400	8.7%
Robert J. Kohlhepp	$300,000	(40.0%)
Thomas E. Frooman	$360,500	10.9%
Michael L. Thompson	$267,120	11.3%

Annual Cash Incentives

The Compensation Committee strongly believes that variable annual cash incentives provide a direct financial incentive to achieve corporate and individual operating goals. At the beginning of each fiscal year, the Committee establishes an annual cash incentive target for each named executive officer (excluding Mr. S. D. Farmer and Mr. Kohlhepp) based on a target level of corporate EPS and achievement of individual goals.

Under the Executive Incentive Plan (Plan) approved by the Committee, the aggregate amount of annual cash incentive for fiscal 2007 for each eligible named executive officer is comprised of the sum of that named executive officer's incentive for the EPS component and the individual performance component. Based upon overall performance, the eligible named executive officers could earn 0% up to a maximum of 200% of the annual cash incentive target. The following table sets forth the annual cash incentive target and performance criteria that were reviewed and approved by the Committee:

Name	Annual Cash Incentive Target	EPS Component	Individual Performance Component
William C. Gale	$160,000	50%	50%
Thomas E. Frooman	$160,000	50%	50%
Michael L. Thompson	$ 53,000	50%	50%

The annual cash incentive payout percentage multiplier for each component is provided in the following tables:

EPS Component Level of Achievement	Annual Cash Incentive Payout
Below Threshold	0%
Threshold	50%
Target	100%
Maximum	200%

Individual Performance Component Level of Achievement	Annual Cash Incentive Payout
Does Not Meet Goals	0%
Meets Most Goals	50%
Meets Goals	100%
Exceeds Goals	150%
Outstanding Achievement	200%

Under the Plan, annual cash incentive calculations are based on actual results, subject to adjustment at the discretion of the Chief Executive Officer to exclude items that are not operational, such as accounting principle changes or revenue from an acquisition that was not in the business plan.

The Grants of Plan-Based Awards Table outlines estimated future payouts under non-equity incentive plan awards. As presented to and approved by the Compensation Committee, following are the actual annual cash incentive payments earned for fiscal 2007 as reflected in the Summary Compensation Table:

> Mr. Gale earned a fiscal 2007 annual cash incentive award of $159,800. His individual performance level was between "Exceeds Goals and Outstanding Achievement" and Cintas' EPS was "Below Threshold".
>
> Mr. Frooman earned a fiscal 2007 annual cash incentive award of $158,900. His individual performance level was between "Exceeds Goals and Outstanding Achievement" and Cintas' EPS was "Below Threshold".
>
> Mr. Thompson earned a fiscal 2007 annual cash incentive award of $53,000. His individual performance level was "Outstanding Achievement" and Cintas' EPS was "Below Threshold".

For fiscal 2007, the Committee approved a total compensation plan for our President and Chief Executive Officer, Mr. S. D. Farmer. The aggregate amount of Mr. S. D. Farmer's annual cash incentive for fiscal 2007 is comprised of the financial objectives of growth of fiscal 2007 EPS and fiscal 2007 sales, the successful implementation of organizational structure changes and employee diversity and retention goals. The Plan provided that if Cintas met the targeted growth in EPS and sales and the other key performance indicators, Mr. S. D. Farmer would receive a target annual cash incentive of $412,500. Based upon the overall achievement of these objectives, Mr. S. D. Farmer could earn 0% up to a maximum of 189% of the target annual cash incentive.

The Grants of Plan-Based Awards Table outlines estimated future payouts under non-equity incentive plan awards. As presented to and approved by the Compensation Committee, following is the actual annual cash incentive payment earned by Mr. S. D. Farmer for fiscal 2007 as reflected in the Summary Compensation Table:

> Based on Cintas' EPS for fiscal 2007, Mr. S. D. Farmer received $0 under this portion of his plan. Mr. S. D. Farmer received $80,000 for the sales growth over fiscal 2006 of 8.9%, and he received $120,000 based on the performance of the non-financial goals outlined above. Mr. S. D. Farmer's total fiscal 2007 annual cash incentive award was $200,000.

Mr. Kohlhepp does not receive an annual cash incentive as part of his compensation.

Long-Term Equity Incentives

Long-term equity incentive compensation is comprised of non-qualified stock options and restricted stock. With respect to Mr. S. D. Farmer, equity awards are given at the discretion of the Compensation

Committee. With respect to Mr. Gale, Mr. Frooman and Mr. Thompson, these awards are made under the 2005 Equity Compensation Plan pursuant to the criteria outlined in the Executive Incentive Plan. The purpose of such awards is to encourage named executive officers to build and maintain a long-term equity ownership position in Cintas so that their interests are aligned with those of our shareholders.

Under the Plan, the amount of equity awards eligible for each named executive officer is based on a target level of corporate EPS and achievement of individual goals.

The tables below provide more detail with respect to the award percentage multiplier tied to each milestone level of achievement:

EPS Component Level of Achievement	Equity Award %
Below Threshold	0%
Threshold to Target	50%
Target	100%
Target to Maximum	Predetermined levels based on hitting performance targets
Maximum	200%

Individual Performance Component Level of Achievement	Equity Award %
Does Not Meet Goals	0%
Meets Most Goals	50%
Meets Goals	100%
Exceeds Goals	Predetermined levels based on hitting performance targets
Outstanding Achievement	200%

For fiscal 2007, the Committee determined that equity awards made under the Plan would be based on an established target for each named executive officer. The factors that influence the setting of targets are level of responsibility, potential for future responsibility, market compensation analyses and overall performance of the individual. The Compensation Committee reviewed and approved the targets at the beginning of the fiscal year, and the award was granted based upon that named executive officer's performance to the targets outlined above.

Non-Qualified Stock Options

Mr. S. D. Farmer's awards were granted on the date the Compensation Committee met to discuss Mr. S. D. Farmer's performance against his performance goals. On July 23, 2007, the Committee awarded 7,500 non-qualified stock options to Mr. S. D. Farmer based on his level of performance versus his goals.

On July 3, 2007, Mr. Frooman and Mr. Thompson were awarded 6,575 and 5,000 non-qualified stock options, respectively, based on their individual performance level, as outlined above under the Annual Cash Incentive section. No shares were granted under the EPS component level of achievement due to Cintas' EPS being "Below Threshold". These awards were granted as soon as the named executive officer's achievement against their fiscal 2007 goals was calculated and after Cintas' independent registered public accounting firm completed their audit of the fiscal 2007 financial statements.

As dictated by the 2005 Equity Compensation Plan, stock option awards have an exercise price equal to the closing stock price on the date of the award. As a result, stock options awarded to the named executive officers increase in value only if the market price of the common stock increases.

Restricted Stock

Mr. S. D. Farmer's awards were granted on the date the Compensation Committee met to discuss Mr. S. D. Farmer's performance against his performance goals. On July 23, 2007 the Committee awarded 7,309 restricted stock shares to Mr. S. D. Farmer based on his level of performance versus his goals.

On July 3, 2007, Mr. Gale, Mr. Frooman and Mr. Thompson were awarded 4,391, 2,200 and 1,200 restricted stock awards, respectively, based on their individual performance level, as outlined above under the Annual Cash Incentive section. No shares were granted under the EPS component level of achievement due to Cintas' EPS being "Below Threshold". These awards were granted as soon as the named executive officer's achievement against their fiscal 2007 goals was calculated and after Cintas' independent registered public accounting firm completed their audit of the fiscal 2007 financial statements.

Health, Retirement and Other Benefits

Cintas' benefits program includes retirement plans and group insurance plans. The objective of our group insurance plans is to provide our named executive officers with reasonable and competitive levels of protection from events which could interrupt the named executive officer's employment and/or income received as an active employee.

The objective of the retirement plans is to provide a competitive level of retirement income to named executive officers and to reward them for continued service with Cintas. The retirement plans offered to named executive officers include Cintas' Partners' Plan and the Deferred Compensation Plan. The Partners' Plan is a noncontributory employee stock ownership plan and profit sharing plan with a 401(k) savings feature which covers substantially all employees. The Deferred Compensation Plan is discussed in more detail in the Nonqualified Deferred Compensation Table of this proxy statement, and its accompanying narrative and footnotes.

Executive perquisites are kept by the Committee to a minimal level and do not play a significant role in executive compensation. These benefits and their incremental cost to Cintas are described in the Summary Compensation Table and its footnotes. The Committee believes these perquisites to be reasonable, comparable with peer companies and consistent with Cintas' overall compensation practices.

Change in Control Agreements

Cintas has no policy regarding change in control agreements. For a further discussion on this topic, please see the section titled "Potential Payments Upon Termination, Retirement or Change of Control" of this proxy statement.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation we may deduct in any one year with respect to each named executive officer. There is an exception to the $1 million limitation for performance-based compensation meeting certain requirements. The Committee believes that all compensation paid to the named executive officers for fiscal year 2007 is properly deductible under Section 162(m), except with respect to the amount paid to Mr. S. D. Farmer in excess of the threshold amount.

SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation earned by our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers during fiscal 2007. These individuals are collectively known as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Scott D. Farmer President, Chief Executive Officer and Director	2007	660,000	—	130,771	228,120	200,000	69,119	1,288,010
William C. Gale Senior Vice President and Chief Financial Officer	2007	391,400	—	73,801	56,948	159,800	25,258	707,207
Robert J. Kohlhepp Vice Chairman of the Board	2007	300,000	—	—	—	—	46,559	346,559
Thomas E. Frooman Vice President and Secretary – General Counsel	2007	360,500	—	51,979	66,613	158,900	31,989	669,981
Michael L. Thompson Vice President and Treasurer	2007	267,120	—	25,181	71,446	53,000	23,339	440,086

---

(1) No discretionary cash bonuses were paid to any named executive officer during fiscal 2007. A discretionary bonus is a cash payment made outside of the Executive Incentive Plan and determined at the discretion of the Compensation Committee.

(2) The compensation cost associated with restricted stock is based on the dollar amount recognized in fiscal 2007 for financial statement reporting purposes as determined pursuant to Statement of Financial Accounting Standard (SFAS) No. 123(R), excluding the estimate of forfeitures, rather than an amount paid to or realized by the named executive officer.

(3) The compensation cost associated with stock options is based on the dollar amount recognized in fiscal 2007 for financial statement reporting purposes as determined pursuant to SFAS No. 123(R), excluding the estimate of forfeitures, rather than an amount paid to or realized by the named executive officer. See Note 11 of the Consolidated Financial Statements in our Annual Report on Form 10-K with respect to fiscal 2007 for the assumptions made in determining the estimated grant-date fair value of stock options in accordance with SFAS No. 123(R).

(4) Reflects the cash awards to the named executive officers under the Executive Incentive Plan discussed in further detail on page 11.

(5) All other compensation includes reimbursements for auto allowances, club dues, restricted stock dividends, executive medical programs and Partners' Plan contributions. All other compensation also includes financial planning fees for Mr. S. D. Farmer and Mr. Kohlhepp and use of Cintas' aircraft by Mr. S. D. Farmer.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2007

The following table sets forth certain information regarding all grants of plan-based awards made to the named executive officers during fiscal 2007 pursuant to the fiscal 2007 Executive Incentive Plan:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards[7] ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Scott D. Farmer[1]	7/27/2006	0	412,500	780,000	—[2]	—[2]	—[2]				
	7/23/2007								7,500	38.74	121,275
	7/23/2007							7,309			283,151
William C. Gale[3]	7/27/2006	0	160,000	320,000							
	7/27/2006[6]				0	5,000	10,000				
	7/03/2007							4,391			174,937
Robert J. Kohlhepp[4]	—	—	—	—	—	—	—	—	—	—	—
Thomas E. Frooman[3]	7/27/2006	0	160,000	320,000							
	7/27/2006[5]				0	7,500	15,000				
	7/27/2006[6]				0	2,500	5,000				
	7/03/2007								6,575	39.84	106,318
	7/03/2007							2,200			87,648
Michael L. Thompson[3]	7/27/2006	0	53,000	106,000							
	7/27/2006[5]				0	5,000	10,000				
	7/27/2006[6]				0	1,200	2,400				
	7/03/2007								5,000	39.84	80,850
	7/03/2007							1,200			47,808

(1) Mr. S. D. Farmer is eligible for an annual cash incentive based on the achievement of targeted EPS growth and sales growth and other performance goals outlined by the Compensation Committee. If Cintas meets the targeted growth in EPS, growth in sales and the other key performance indicators, Mr. S. D. Farmer will receive the target annual cash incentive amount. The annual cash incentive can increase to up to 189% or decrease to 0% of the targeted amount, depending on the extent to which these goals are achieved. If the goals up to certain levels are not met, no annual cash incentive will be paid.

(2) Equity awards granted to Mr. S. D. Farmer were given at the discretion of the Compensation Committee after consideration of Mr. S. D. Farmer's performance versus his goals.

(3) Mr. Gale, Mr. Frooman and Mr. Thompson are eligible for an annual cash incentive and long-term equity incentive award based on the achievement of targeted EPS growth and individual goals linked to the named executive officer's individual area of responsibility. If Cintas meets the targeted EPS growth and the named executive officer achieves his individual goals, he will receive the targeted amount. This amount can increase to up to 200% or decrease to 0% of the target depending on the extent to which EPS and individual goals are achieved. If the goals up to a certain level are not met, no incentive will be paid. Restricted stock and non-qualified stock options awarded will be granted pursuant to the terms and conditions of the 2005 Equity Compensation Plan.

(4) Mr. Kohlhepp is not eligible for non-equity or equity incentive plan awards.

(5) Stock option portion of the fiscal 2007 equity incentive plans.

(6) Restricted stock portion of the fiscal 2007 equity incentive plans.

(7) The exercise price of an option is equal to the closing stock price on the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END

The following table provides information regarding unexercised stock options and unvested stock awards held by our named executive officers as of May 31, 2007:

	Option Awards[1]					Stock Awards[2]	
Name	Grant Date[3]	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Scott D. Farmer	7/28/1997	54,000	—	23.54	7/28/2007		
	7/29/1999	15,000	—	41.96	7/29/2009		
	7/24/2000	15,000	—	42.67	7/24/2010		
	8/08/2001	10,000	—	47.35	8/08/2011		
	7/29/2003	—	50,000	39.29	7/29/2013		
	7/26/2004	—	25,000	42.06	7/26/2014		
	8/01/2005	—	25,000	44.43	8/01/2015		
	7/24/2006	—	15,000	35.99	7/24/2016		
	7/23/2007	—	7,500	38.74	7/23/2017	12,309	472,173
William C. Gale	7/29/1999	7,501	—	41.96	7/29/2009		
	7/24/2000	5,000	—	42.67	7/24/2010		
	7/22/2002	5,000	—	41.65	7/22/2012		
	2/28/2003	—	7,500	33.57	2/28/2013		
	7/26/2004	—	15,000	42.06	7/26/2014		
	8/01/2005	—	7,500	44.43	8/01/2015		
	7/17/2006	—	7,500	36.08	7/17/2016	6,891	264,339
Robert J. Kohlhepp	7/29/1999	15,000	—	41.96	7/29/2009	—	—
Thomas E. Frooman	12/28/2001	25,000	—	49.69	12/28/2011		
	7/22/2002	15,000	—	41.65	7/22/2012		
	2/28/2003	—	20,000	33.57	2/28/2013		
	7/26/2004	—	15,000	42.06	7/26/2014		
	8/01/2005	—	7,500	44.43	8/01/2015		
	7/17/2006	—	7,500	36.08	7/17/2016		
	7/03/2007	—	6,575	39.84	7/03/2017	4,700	180,292
Michael L. Thompson	8/05/1998	1,200	300	30.67	8/05/2008		
	7/29/1999	2,250	—	41.96	7/29/2009		
	8/08/2001	1,000	—	47.35	8/08/2011		
	7/22/2002	5,000	—	41.65	7/22/2012		
	1/31/2003	—	3,000	41.30	1/31/2013		
	7/29/2003	—	3,000	39.29	7/29/2013		
	7/26/2004	—	5,000	42.06	7/26/2014		
	8/01/2005	—	5,000	44.43	8/01/2015		
	1/27/2006	—	15,000	42.73	1/27/2016		
	7/17/2006	—	4,400	36.08	7/17/2016		
	7/03/2007	—	5,000	39.84	7/03/2017	2,300	88,228

(1) Stock options have a 10-year term and vest at a rate of 20% per year, beginning on the fifth anniversary of the date of grant with the following exceptions:

Age 51 at fiscal year-end - 25% per year vesting, beginning fifth anniversary of grant
Age 52 at fiscal year-end - 33% per year vesting, beginning fifth anniversary of grant
Age 53 at fiscal year-end - 50% per year vesting, beginning fifth anniversary of grant
Age 54 at fiscal year-end - 100% per year vesting, beginning fifth anniversary of grant
Age 55 or older at fiscal year-end - stock options are never granted. Those amounts are converted to restricted stock awards.

(2) Restricted stock awards vest three years from the date of grant.

(3) During fiscal 2005, the Compensation Committee of the Board of Directors approved a resolution to accelerate the vesting for certain "out-of-the-money" options. The "out-of-the-money" options that were accelerated were granted to employees during fiscal 2000, 2001, 2002 and 2003.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2007

The following table provides information for each of the named executive officers on stock option exercises during fiscal 2007, including the number of shares acquired upon exercise and the value realized:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Scott D. Farmer	—	—	—	—
William C. Gale	15,012	260,065	—	—
Robert J. Kohlhepp	—	—	—	—
Thomas E. Frooman	—	—	—	—
Michael L. Thompson	4,800	78,712	—	—

(1) The value realized on exercise is the market value at the time of exercise of the shares purchased less the exercise price paid.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2007

Our named executive officers are eligible to participate in a Deferred Compensation Plan. This Plan permits a group of highly compensated employees of Cintas to defer the receipt of current year compensation which they have earned during the year. This Plan is intended to assist Cintas in the retaining and attracting of individuals of exceptional ability.

Our named executive officers may elect to defer up to 75% of their base salary and up to 100% of their earned annual cash incentive awards. Amounts deferred are credited to the named executive officer's account under the Plan and are fully vested.

Future payments are distributed in a lump sum or in annual installments, based on the choice of the named executive officer. If the form of payment selected provides for subsequent payments, subsequent payments will be made on the anniversary of the initial payment. All amounts are payable in a lump sum if the named executive officer terminates employment prior to the date specified. All distribution decisions and payments under the Plan are subject to compliance with section 409A of the Internal Revenue Code.

While deferred, amounts are credited with "earnings" as if they were invested as the named executive officer chose in one or more investment options available under the Plan. The named executive officer's accounts under the Plan will be adjusted from time to time, up or down, depending upon performance of the investment options chosen.

The following table provides information relating to the activity in the Deferred Compensation Plan accounts of the named executive officers during fiscal 2007 and the aggregate balance of the accounts as of May 31, 2007:

Name	Executive Contributions in Fiscal 2007[1] ($)	Aggregate Earnings in Fiscal 2007[2] ($)	Aggregate Balance at May 31, 2007 ($)
Scott D. Farmer	—	—	—
William C. Gale	—	—	—
Robert J. Kohlhepp	43,269	3,248	46,518
Thomas E. Frooman	5,199	703	5,903
Michael L. Thompson	12,329	1,757	14,086

(1) Executive contributions are included in the named executive officer's salary and/or non-equity incentive plan compensation as presented in the Summary Compensation Table.

(2) Reflects the amount of earnings during fiscal 2007 equivalent to the performance of the investment options chosen by the named executive officer.

POTENTIAL PAYMENTS UPON TERMINATION, RETIREMENT OR CHANGE OF CONTROL

Payments Made Upon Termination

Regardless of the manner in which a named executive officer's employment terminates, except for a "for cause" termination, he is entitled to receive amounts earned during his term of employment. Such amounts include:

- the right to exercise within 60 days of termination all vested stock options granted under Cintas equity compensation plans as reflected in the Outstanding Equity Awards at Fiscal 2007 Year-End table;
- amounts contributed, earned and vested under the Cintas Partners' Plan;
- amounts contributed and earned under the Deferred Compensation Plan as reflected in the Nonqualified Deferred Compensation for Fiscal 2007 table.

In addition, if Cintas elects to terminate a named executive officer, he will receive four weeks written notice or four weeks of base salary instead of notice. Generally, Cintas makes no payments to executives terminated for cause. Cintas has no policy regarding severance payments.

Payments Made Upon Retirement

In the event of the retirement of a named executive officer, he is entitled to receive amounts earned during his term of employment. Such amounts include:

- the right to exercise within one year of retirement all vested stock options granted under Cintas equity compensation plans as reflected in the Outstanding Equity Awards at Fiscal 2007 Year-End table;
- amounts contributed and vested under the Cintas Partners' Plan;
- amounts contributed and earned under the Deferred Compensation Plan as reflected in the Nonqualified Deferred Compensation for Fiscal 2007 table.

Cintas has no policy regarding retirement arrangements.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the heading "Payments Made Upon Retirement" above, the named executive officer will receive benefits under Cintas' disability plan or payments under Cintas' life insurance plan, as appropriate. These payments are generally available to all employees.

Cintas owns a life insurance policy covering Mr. Kohlhepp. In the event of his death, his beneficiary would receive $100,000.

Payments Made Upon a Change of Control

Cintas has no policy regarding a change of control.

NONEMPLOYEE DIRECTOR COMPENSATION FOR FISCAL 2007

For fiscal 2007, Directors who are not employees of Cintas received a $40,000 cash annual retainer, payable quarterly, plus an additional $2,750 for each meeting attended. Directors received $1,375 for each telephonic meeting attended. Committee members also received $1,200 for each Committee meeting attended (except for telephonic meetings). Committee members received $600 for attending each telephonic meeting. Committee Chairmen (other than the Audit Committee Chairman) received an additional fee of $5,000. The Audit Committee Chairman received an additional fee of $8,000. Directors are also reimbursed for reasonable out-of-pocket travel expenses incurred in connection with attendance at Board or Committee meetings. Directors who are employees of Cintas are not separately compensated for serving as Directors.

Each nonemployee Director was also granted 750 shares of restricted stock and an option to purchase 2,000 shares of Cintas stock at an exercise price equal to the closing market price on the date of grant. The restricted stock awards vest 100% after three years from the date of grant. The stock options vest 25% per year, beginning in year one.

Nonemployee directors may choose to defer all or part of these fees into Cintas stock equivalents with dividends or into a deferred account that earns interest at a rate equal to one-year United States Treasury Bills, determined as of the preceding December 31, increased by 100 basis points. Deferred fees are payable either in a lump sum or over a period of 12 to 120 monthly installments beginning in the month selected by the Director, but in no case later than the first month after the Director leaves the Board.

The following table details fiscal 2007 compensation paid to nonemployee directors:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Total ($)
Gerald S. Adolph[4]	57,525	10,610	4,614	72,749
Paul R. Carter	73,325	10,610	8,994	92,929
Gerald V. Dirvin	66,125	10,610	8,994	85,729
Joyce Hergenhan	61,125	10,610	8,994	80,729
Roger L. Howe	68,925	10,610	8,994	88,529
David C. Phillips	68,950	10,610	8,994	88,554

(1) Represents the amount of cash compensation earned in fiscal 2007 for Board and Committee service. A director may choose to have all or part of his or her compensation deferred in the form of Cintas stock or one-year U.S. treasury bills plus 100 basis points. The Directors who invested in Cintas stock would receive earnings equal to any other shareholder who invested like money at the same time during fiscal 2007. Mr. Carter and Mr. Phillips chose to receive fees in Cintas stock as described above. Mr. Carter received 1,940 shares and Mr. Phillips received 1,806 shares.

(2) The compensation cost associated with restricted stock is based on the dollar amount recognized in fiscal 2007 for financial statement reporting purposes as determined pursuant to SFAS No. 123(R), excluding the estimate of forfeitures, rather than an amount paid to or realized by the director. The aggregate grant date fair value of the 750 restricted stock awards granted to each Director during fiscal 2007 was $31,830.

[3] The compensation cost associated with stock options is based on the dollar amount recognized in fiscal 2007 for financial statement reporting purposes as determined pursuant to SFAS No. 123(R), excluding the estimate of forfeitures, rather than an amount paid to or realized by the director. See Note 11 of the Consolidated Financial Statements in our Annual Report on Form 10-K with respect to fiscal 2007 for the assumptions made in determining the estimated grant-date fair value of stock options in accordance with SFAS No. 123(R).

The following table details the grant date fair value of each stock option award granted in fiscal 2007:

Name	Grant Date	Shares Granted (#)	Grant Date Fair Value ($)
Gerald S. Adolph	11/10/2006	1,000	15,380
	10/10/2006	1,000	15,380
	7/25/2006	1,000	15,380
Paul R. Carter	11/10/2006	1,000	15,380
	10/10/2006	1,000	15,380
Gerald V. Dirvin	11/10/2006	1,000	15,380
	10/10/2006	1,000	15,380
Joyce Hergenhan	11/10/2006	1,000	15,380
	10/10/2006	1,000	15,380
Roger L. Howe	11/10/2006	1,000	15,380
	10/10/2006	1,000	15,380
David C. Phillips	11/10/2006	1,000	15,380
	10/10/2006	1,000	15,380

Outstanding option awards for each director at May 31, 2007 are as follows:

Name	Options Outstanding (#)
Gerald S. Adolph	3,000
Paul R. Carter	7,000
Gerald V. Dirvin	14,000
Joyce Hergenhan	5,000
Roger L. Howe	11,000
David C. Phillips	6,000

[4] Gerald S. Adolph was elected to the Board on July 25, 2006.

PRINCIPAL SHAREHOLDERS

The following table sets forth the names and addresses of the only shareholders known by Cintas to own beneficially 5% or more of its outstanding Common Stock as of August 24, 2007:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Richard T. Farmer[1]	18,073,389[3]	11.4%
Arnhold & S. Bleichroeder Advisers, LLC[2]	8,237,851	5.2%

[1] The mailing address of Richard T. Farmer is Cintas Corporation, 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737.

[2] The mailing address of Arnhold & S. Bleichroeder Advisers, LLC is 1345 Avenue of the Americas, New York, New York 10105.

[3] Includes 92,925 shares owned by a corporation controlled by Mr. Farmer, 9,648,182 shares held in trust for members of Mr. Farmer's family and 8,331,125 shares held by a family partnership.

SECURITY OWNERSHIP OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

The following table shows the amount of Cintas Corporation Common Stock each director and named executive officer named in the Summary Compensation Table owned on August 24, 2007:

Name and Age of Beneficial Owner	Position	Common Stock Beneficially Owned[1]	
		Amount and Nature of Beneficial Ownership	Percent of Class
Richard T. Farmer 72	Chairman of the Board	18,073,389[2]	11.4%
Robert J. Kohlhepp 63	Vice Chairman of the Board	2,322,917[3]	1.5%
Scott D. Farmer 48	President, Chief Executive Officer and Director	1,262,342[4]	*
Gerald S. Adolph 53	Director	1,250	*
Paul R. Carter 67	Director	7,250	*
Gerald V. Dirvin 70	Director	35,588	*
Joyce Hergenhan 65	Director	4,000	*
Roger L. Howe 72	Director	1,037,934[5]	*
David C. Phillips 69	Director	5,350[6]	*
William C. Gale 55	Senior Vice President and Chief Financial Officer	42,318[7]	*
Thomas E. Frooman 40	Vice President and Secretary – General Counsel	44,725[8]	*
Michael L. Thompson 41	Vice President and Treasurer	19,582[9]	*
All Directors and Executive Officers as a Group (12 persons)		22,856,645[10]	14.4%

* Less than 1%

[1] Included in the amount of Common Stock beneficially owned are the following shares of Common Stock for options exercisable within 60 days: Mr. Kohlhepp – 15,000 shares; Mr. S. Farmer – 40,000 shares; Mr. Adolph – 500 shares; Mr. Carter – 4,500 shares; Mr. Dirvin – 11,500 shares; Ms. Hergenhan – 2,250 shares; Mr. Howe – 8,500 shares; Mr. Phillips – 3,500 shares; Mr. Gale – 17,501 shares; Mr. Frooman – 40,000 shares and Mr. Thompson – 9,750 shares.

[2] See Principal Shareholders on page 23.

[3] Includes 753,622 shares held in trust for members of Mr. Kohlhepp's family, 26,016 shares held by a corporation that is controlled by Mr. Kohlhepp and 1,249,725 shares held by a family partnership.

[4] Includes 604,550 shares held in trust for the benefit of Mr. Farmer's children, 4,038 shares owned by Mr. Farmer's wife and 83,880 shares held by a limited partnership. Includes 12,309 restricted shares subject to a three year vesting period.

[5] Includes 161,472 shares owned by a limited partnership, 45,500 shares held by a family foundation and 84,000 shares owned by Mr. Howe's wife as trustee.

[6] Includes 500 shares held by a family trust.

[7] Includes 6,891 restricted shares subject to a three year vesting period.

[8] Includes 4,700 restricted shares subject to a three year vesting period.

[9] Includes 2,300 restricted shares subject to a three year vesting period.

[10] Includes options for 153,001 shares, which are exercisable within 60 days.

The following is a description of our non-director named executive officers:

William C. Gale joined Cintas in April 1995 as Vice President-Finance and Chief Financial Officer. He was appointed Senior Vice President in July 2003. He is responsible for finance, accounting and administration.

Thomas E. Frooman joined Cintas in December 2001 as Vice President and Secretary—General Counsel. From July 1997 through December 2001, he was a member of the law firm of Keating Muething & Klekamp PLL.

Michael L. Thompson joined Cintas in 1994. He has held various positions within Cintas, including Director of Corporate Development and Corporate Controller. He was elected Vice President and Treasurer in January 2006.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Cintas' executive officers, directors and persons who own more than ten percent of Cintas' Common Stock to file reports of ownership with the Commission and to furnish Cintas with copies of these reports. Based solely upon its review of reports received by it, or upon written representation from certain reporting persons that no reports were required, Cintas believes that during fiscal 2007 all filing requirements were met.

RELATED PERSON TRANSACTIONS

Cintas Corporation has a 25% interest in a corporate airplane with its Chairman, Richard T. Farmer and his wholly owned company. This arrangement began on February 23, 2006. Cintas manages the airplane under an operating agreement whereby each party pays their own operating expenses for use of the plane, and common costs are shared based on ownership percentages. For fiscal 2007, Cintas was reimbursed $1,391,069 under this arrangement.

Cintas engages Keating Muething & Klekamp PLL for a variety of legal services. Robert E. Coletti, a partner of the firm, is an in-law of Richard T. and Scott D. Farmer. Cintas paid the firm fees of $7,133,783 for legal services during the fiscal year ending May 31, 2007. Mr. Coletti does not receive any direct compensation from fees paid by Cintas to the firm.

Certain stock exchange rules require Cintas to conduct an appropriate review of all related party transactions (those required to be disclosed by Cintas pursuant to SEC Regulation S-K Item 404) for potential conflict of interest situations on an ongoing basis and that all such transactions must be approved by the Audit Committee or another committee comprised of independent directors. As a result, the Audit Committee annually reviews all such related party transactions and approves such related party transactions only if it determines that it is in the best interests of Cintas. In considering the transaction, the Audit Committee may consider all relevant factors, including as applicable (i) Cintas' business rationale for entering into the transaction; (ii) the alternatives to entering into a related person transaction; (iii) whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (vi) the overall fairness of the transaction to Cintas.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Item 2 on the Proxy Card)

Although not required, the Board is seeking shareholder ratification of the selection by the Audit Committee of Ernst & Young LLP as Cintas' independent registered public accounting firm for fiscal 2008. If shareholders do not ratify this selection, the Audit Committee intends to continue the employment of Ernst & Young LLP at least through fiscal 2008, as the new fiscal year has already commenced. However, the Audit Committee will take the vote into account in selecting the independent registered public accounting firm for fiscal 2009. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement, if they desire to do so, and to respond to appropriate questions that may be asked by shareholders.

OTHER ITEMS TO BE VOTED ON BY SHAREHOLDERS

First Shareholder Proposal
(Item 3 on the Proxy Card)

The Massachusetts Laborers' Pension Fund has advised Cintas that it intends to present the following proposal:

> RESOLVED, that pursuant to Section 23B.10.200 of the Revised Code of Washington, Article TEN of the Restated Articles of Incorporation of Cintas Corporation ("Cintas") and Article X of the By-Laws, the shareholders of Cintas hereby adopt the following new section 10 of Article III of the By-Laws:
>
> Section 10. Qualifications of Chairman.
>
> (a) The Chairman of the Board of Directors shall be a Director who is independent from the Corporation. For purposes of this By-Law, "independent" has the meaning set forth in the NASDAQ listing standards. If the Corporation's common stock is listed on the New York Stock Exchange ("NYSE"), the definition of independence set forth in the NYSE's listing standards shall apply. If the Corporation's common stock is not traded on a national exchange, NASDAQ's standard shall apply.
>
> (b) If the Directors determine that a Chairman who was independent at the time he or she was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this By-Law within [60] days of such determination.
>
> (c) This By-Law shall be implemented in a way that does not violate any contractual obligation of the Corporation.
>
> (d) Compliance with this By-Law shall be excused if no Director who qualifies as independent is elected by the Shareholders or if no Director who is independent is willing to serve as Chairman.
>
> (e) This By-Law may be amended or repealed only by the Shareholders, Article X of these By-Laws regarding Board amendment of these By-Laws notwithstanding.

Supporting Statement

The Board of Directors is elected by shareholders to oversee management and its Chair provides leadership for the Board. We believe that to be effective, a Board must be led by a Chair who is independent of management.

The National Association of Corporate Directors recommends that Boards designate an independent director as Chair or lead director to evaluate CEO and Board Chair functions. Strengthening Boards through independent Chairs has been central to corporate reform at Disney, AIG and Fannie Mae—all moved to appoint independent Chairs in 2005.

In 2003, the Conference Board issued a report on corporate governance in the wake of recent corporate scandals. The Commission's members included John Snow, U.S. Treasury Secretary and Former Chairman of CSX corporation; John Bogle, the Founder and former Chairman of Vanguard Group; Arthur Levitt Jr., former SEC Chairman; and former Federal Reserve System Chairman Paul Volcker.

The Report discussed three principal approaches to provide the appropriate balance between board and CEO functions, including:

> The roles of Chairman and CEO would be performed by two separate individuals, and the Chairman would be one of the independent directors.
>
> - The Conference Board Commission on Public Trust and Private Enterprise, Findings and Recommendations, January 9, 2003.

We urge your support FOR this proposal to require that the Chairman of the Board of Directors be an independent director.

The Board of Directors recommends voting AGAINST this proposal for the following reasons:

At both the 2005 and 2006 Annual Meetings of Shareholders, Cintas' shareholders rejected substantially identical proposals and should continue to do so.

The composition of Cintas' Board of Directors is governed by NASDAQ rules requiring that a majority of directors meets independence standards established by NASDAQ. Cintas' Board meets those standards as six of our nine directors are independent. Also pursuant to NASDAQ rules, all of the members of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are independent. Additionally, our independent directors hold regular executive sessions. NASDAQ standards are not concerned with the identity of the Chairman of the Board.

Traditionally, corporations have utilized the experience gained in their operations by current and former executive officers when filling the Chairman's position. If the proponent's proposal were adopted, Cintas' Board would not have the option to turn to persons experienced at the executive level in Cintas' operations when choosing a Chairman.

The Board believes that it is extremely important for the Chairman of the Board to have a deep knowledge of the company and the industry in which it operates and that having an outsider serve in this position would not be in the best interests of the shareholders. Therefore, it sees no benefit to the proposal, but rather believes that it could work to Cintas' detriment in depriving it of the ability to choose experienced leadership to head the Board of Directors.

The Board needs to be able to use its business judgment to determine which individual has the knowledge, skill, commitment and necessary understanding of Cintas and applicable industries to best perform the Chairman's role.

Accordingly, the Board requests a vote AGAINST this proposal.

Second Shareholder Proposal
(Item 4 on the Proxy Card)

The United Brotherhood of Carpenters Pension Fund has advised Cintas that it intends to present the following proposal:

> RESOLVED, that the shareholders of Cintas Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of Board seats.

Supporting Statement

Our Company is incorporated in Washington. Among other issues, Washington corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Washington law provides that unless otherwise provided in the articles of incorporation, in any election of directors the candidates elected are those receiving the largest numbers of votes cast by the shares entitled to vote in the election. (Washington Business Corporations Act, Title 23B RCW, Chapter 23B.07RCW, Shareholders, Section 23B.070.280 Voting for Directors—Cumulative Voting).

Our Company's articles presently do not provide for a majority vote standard in director elections. This proposal requests that the Board initiate a change in the Company's articles of incorporation to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the Board an important post-election role in determining the continued status of an unelected director.

We urge your support for this important director election reform.

The Board of Directors recommends voting AGAINST this proposal for the following reasons:

Your Board of Directors has recognized national trends toward majority voting and, accordingly, amended the Bylaws in August 2006 in a manner which we believe substantially provides the voting patterns the proponents are seeking, but in a manner more attuned to Cintas' corporate circumstances.

Under the revised Bylaws, any nominee who does not receive a majority of the shares cast in an election shall offer his or her resignation to the Board. The Nominating and Corporate Governance Committee is then to consider the resignation offer and make a recommendation to the Board. The Board must act on the recommendation within 90 days following certification of the shareholder vote and then promptly disclose its decision. These provisions would not apply in the event of a contested election in which there are more nominees than directors to be elected. In that case, a straight plurality voting system would apply.

The Board recognizes that a Bylaw amendment, unlike a change to the Articles of Incorporation, may be further amended by the Board to meet changing circumstances without a shareholder vote. However, any change to the Bylaws is a serious matter and must be reported to shareholders through a Form 8-K filing within four business days after any change. The Board believes that the procedures it has adopted, while retaining the flexibility to make needed changes, is preferable to placing such materials in the Articles of Incorporation. The process of amending the Articles of Incorporation requires the time and expense of calling a shareholders' meeting and thus does not have the flexibility that is afforded to the Corporation by allowing the directors the ability to change such items.

The Board of Directors believes it is vital that Cintas always have a full Board of Directors composed of the required number of individuals qualified to meet the various independence requirements of NASDAQ and federal securities laws and also to provide overall guidance for Cintas' business operations. Cintas' directors are nominated by the Nominating and Corporate Governance Committee of the Board of Directors. This Committee is composed exclusively of directors who meet the independent director tests established by NASDAQ. In choosing nominees for election, the Committee can take into account, among other things, votes cast for and votes withheld from incumbent directors at prior elections. We believe our new Bylaw provisions provide an orderly process for dealing with any situation in which a nominee does not receive a majority of votes cast and will operate to provide meaningful and effective corporate governance by your Board of Directors.

Accordingly, the Board requests a vote AGAINST this proposal.

Upon oral or written request to Thomas E. Frooman, Secretary, 6800 Cintas Boulevard, Cincinnati, OH 45262, Cintas will provide the name, address and number of voting securities held by the proponents of Items 3 and 4.

PROPOSALS FOR NEXT YEAR

Shareholders who desire to have proposals included in the Notice for the 2008 Shareholders' Meeting must submit their proposals in writing to Cintas at its offices on or before May 5, 2008.

The form of Proxy for Cintas' Annual Meeting of Shareholders grants authority to the designated proxies to vote in their discretion on any matters that come before the meeting except those set forth in Cintas' proxy statement and except for matters as to which adequate notice is received. In order for a notice to be deemed adequate for the 2008 Shareholders' Meeting, it must be received prior to July 17, 2008.

Cintas' Bylaws require that items of new business and nominees for director be presented at least 15 days prior to the date of the meeting.

OTHER MATTERS

Cintas knows of no other matters to be presented at the meeting other than those specified in the Notice.

QUESTIONS?

If you have questions or need more information about the annual meeting, write to:

Thomas E. Frooman
Vice President and Secretary – General Counsel
6800 Cintas Boulevard
P. O. Box 625737
Cincinnati, Ohio 45262-5737

or call (513) 459-1200.

For information about your record holding, call Wells Fargo at 1-800-468-9716. We also invite you to visit Cintas' Internet site at www.cintas.com. Internet site materials are for your general information and are not part of this proxy solicitation.

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